Exhibit 99.6

CRESCO LABS INC.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2020 AND 2019

(Expressed in United States Dollars)

Cresco Labs Inc.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

To the Shareholders of Cresco Labs Inc.:

Management of Cresco Labs Inc. and its subsidiaries (combined the “Company”) is responsible for the preparation and presentation of the accompanying Consolidated Financial Statements, including responsibility for significant accounting judgements and estimates in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and ensuring that all information in the annual report is consistent with the Consolidated Financial Statements. This responsibility includes selecting appropriate accounting principles and methods, and making decisions affecting the measurement of transactions in which objective judgement is required.

In discharging its responsibilities for the integrity and fairness of the Consolidated Financial Statements, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded, and financial records are properly maintained to provide reliable information for the preparation of Consolidated Financial Statements.

The Board of Directors (the “Board”) is responsible for overseeing management in the performance of its financial reporting responsibilities, and for approving the financial information included in the annual report. The Board fulfils these responsibilities by reviewing the financial information prepared by management and discussing relevant matters with management and external auditors. The Audit Committee is also responsible for recommending the appointment of the Company’s external auditors.

Marcum LLP, an independent firm, is appointed by the shareholders to audit the Consolidated Financial Statements and report directly to them; their report follows. The external auditors have full and free access to, and meet periodically and separately with, both the Audit Committee and management to discuss their audit findings.

March 26, 2021

/s/ Charles Bachtell	/s/ Dennis Olis
Chief Executive Officer	Chief Financial Officer

Cresco Labs Inc.

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Cresco Labs Inc.

Our Opinion

We have audited the consolidated financial statements of Cresco Labs Inc. and its subsidiaries (collectively the “Company”), which comprise the consolidated statements of financial position as at December 31, 2020 and 2019, the consolidated statements of operations, comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, and the notes to the consolidated financial statements, which include a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2020 and 2019, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board.

Basis For Our Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities For The Audit Of The Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. The other information comprises the Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audits of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis prior to the date of this auditors’ report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities Of Management And Those Charged With Governance For The Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities For The Audit Of The Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is Neil Prasad.

(Signed) “Marcum LLP”

Marcum LLP

Certified Public Accountants

Chicago, IL, USA

March 26, 2021

Cresco Labs Inc.

Consolidated Statements of Financial Position

As of December 31, 2020 and 2019

(In thousands of United States Dollars)

		December 31,
		2020	2019
ASSETS
Current assets:
Cash and cash equivalents		$136,339	$49,102
Restricted cash		4,435	5,050
Accounts receivable, net	Note 3	29,266	16,455
Biological assets	Note 4	46,049	31,791
Inventory, net	Note 5	136,605	49,555
Loans receivable, short-term	Note 20	2,438	644
Other current assets		6,622	6,741

Total current assets		361,754	159,338
Non-current assets:
Property and equipment, net	Note 6	195,231	155,839
Right-of-use assets	Note 7	92,169	46,696
Intangible assets, net	Note 9	195,518	94,206
Loans receivable, long-term	Note 20	21,224	18,633
Investments	Note 8	4,360	1,278
Goodwill	Note 9	451,861	137,719
Deferred tax asset	Note 24	7,299	1,761
Other non-current assets		3,708	1,084

Total non-current assets		971,370	457,216

TOTAL ASSETS		$1,333,124	$616,554

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES:
Current liabilities:
Accounts payable and other accrued expenses	Note 10	$86,326	$62,834
Short-term borrowings	Note 14	15,046	—
Income tax payable		49,411	15,198
Current portion of lease liabilities	Note 7	24,742	12,019
Deferred consideration, contingent consideration and other payables	Note 13	19,115	59,940
Derivative liabilities, short-term	Note 20	—	178

Total current liabilities		194,640	150,169
Long-term liabilities:
Long-term notes payable and loans payable	Note 14	169,475	550
Derivative liabilities, long-term	Note 20	30,129	15,243
Lease liabilities	Note 7	145,320	82,856
Deferred tax liability	Note 24	52,998	23,212
Deferred consideration and contingent consideration	Note 13	7,247	21,901
Other long-term liabilities	Note 14	8,557	—

Total long-term liabilities		413,726	143,762

TOTAL LIABILITIES		608,366	293,931

SHAREHOLDERS’ EQUITY:
Share capital		826,341	275,851
Contributed surplus		34,923	25,863
Accumulated other comprehensive loss		(621)	—
Accumulated deficit		(286,197)	(114,632)

Equity of Cresco Labs Inc.		574,446	187,082
Non-controlling interests	Note 11	150,312	135,541

TOTAL SHAREHOLDERS’ EQUITY		724,758	322,623

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$1,333,124	$616,554

Nature of Operations (Note 1)

Commitments and Contingencies (Note 19)

Subsequent Events (Note 25)

See accompanying notes to Consolidated Financial Statements.

Cresco Labs Inc.

Consolidated Statements of Operations

For the Years Ended December 31, 2020 and 2019

(In thousands of United States Dollars, except per share data)

		Year ended December 31,
		2020	2019
Revenue, net	Note 15	$476,251	$128,534
Costs of sales - production costs	Note 5	(270,529)	(82,904)

Gross profit before fair value adjustments		205,722	45,630
Realized changes in fair value of inventory sold	Note 5	(214,901)	(91,080)
Unrealized gain on changes in fair value of biological assets	Note 4	293,119	109,531

Gross profit		283,940	64,081

Expenses:
Selling, general and administrative	Note 16	206,738	94,118
Depreciation and amortization	Note 6, 7, 9	21,361	4,219

Total expenses		228,099	98,337

Income (loss) before other (expense) income and income taxes		55,841	(34,256)
Other (expense) income:
Interest expense, net	Note 23	(39,493)	(7,875)
Other (expense) income, net	Note 17	(8,009)	(8,647)
Loss from investment in associates	Note 8	(1,181)	(63)

Total other (expense) income, net		(48,683)	(16,585)

Income (loss) before income taxes		7,158	(50,841)
Income tax expense	Note 24	(43,720)	(14,461)

Net loss		$(36,562)	$(65,302)
Net income (loss) attributable to non-controlling interests, net of tax	Note 11	45,363	(22,101)

Net loss attributable to Cresco Labs Inc.		$(81,925)	$(43,201)

Net loss per share - attributable to Cresco Labs Inc. shareholders
Loss per share - basic	Note 22	$(0.39)	$(0.37)
Loss per share - diluted	Note 22	$(0.39)	$(0.37)

See accompanying notes to Consolidated Financial Statements.

Cresco Labs Inc.

Consolidated Statements of Comprehensive Loss

For the Years Ended December 31, 2020 and 2019

(In thousands of United States Dollars)

	Year ended December 31,
	2020	2019
Net loss	$(36,562)	$(65,302)
Other comprehensive loss for the period
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences, net of tax	(621)

Total comprehensive loss for the period	$(37,183)	$(65,302)

Comprehensive income (loss) attributable to non-controlling interests, net of tax	45,684	(22,101)

Total comprehensive loss attributable to Cresco Labs Inc.	$(82,547)	$(43,201)

See accompanying notes to Consolidated Financial Statements.

Cresco Labs Inc.

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended December 31, 2020 and 2019

(In thousands of United States Dollars)

	$ Amount
	Notes		Share capital	Shares to be issued or canceled	Contributed surplus	Accumulated deficit	Accumulated other comprehensive loss	Non- controlling interests	Total
Balance as of January 1, 2019			$142,118	$20,064	$11,594	$(52,745)	$—	$161,950	$282,981
Cumulative effect of adoption of new accounting pronouncement IFRS 16 Leases			—	—	—	(1,466)	—	(1,526)	(2,992)
Exercise of options			1,775	—	(594)	—	—	—	1,181
Exercise of warrants	Note 20(e	)	1,674	—	(429)	—	—	—	1,245
Equity-based compensation expense			—	—	15,393	—	—	—	15,393
Change in ownership interest	Note 11(e	)	—	—	—	(438)	—	(396)	(834)
Income tax reserve	Note 24		—	—	(101)	393	—	—	292
Issuance of shares related to MedMar			19,497	(19,497)	—	—	—	—	—
Distributions to limited liability company unit holders	Note 11(d	)	—	—	—	(2,942)	—	(688)	(3,630)
Equity issued related to Valley Ag acquisition	Note 11(b	)(vi)(a)	48,881	—	—	—	—	—	48,881
Shares issued through equity raise, net of costs	Note 11(b	)(vi)(b)	45,975	—	—	—	—	—	45,975
Cresco LLC shares redeemed	Note 11(e	)	15,931	—	—	(14,233)	—	(1,698)	—
Cancellation of shares			—	(567)	—	—	—	—	(567)
Net loss			—	—	—	(43,201)	—	(22,101)	(65,302)

Ending Balance as of December 31, 2019			$275,851	$—	$25,863	$(114,632)	$—	$135,541	$322,623

Balance as of January 1, 2020			$275,851	$—	$25,863	$(114,632)	$—	$135,541	$322,623
Exercise of options and warrants			7,657	21	(4,262)	—	—	—	3,416
Equity-based compensation			11,407	275	(2,831)	—	—	—	8,851
Income tax reserve	Note 24		—	—	761	(128)	—	—	633
Employee taxes on certain share-based payment arrangements			10,043	—	(7,218)	—	—	—	2,825
Equity issued related to acquisitions	Note 11(b	)(ii-v), 12	412,663	(923)	24,428	—	—	—	436,168
Equity issuances, net of costs	Note 11(b	)(i-ii)	3,554	2,500	—	—	—	—	6,054
Cresco LLC shares redeemed and other adjustments	Note 11(e	)	103,149	—	—	(89,350)	—	(13,799)	—
Distributions to limited liability company unit holders	Note 11(d	)	—	—	(1,818)	(162)	—	(16,793)	(18,773)
Net impact pursuant to tax receivable agreement	Note 24		144	—	—	—	—	—	144
Foreign currency translation			—	—	—	—	(621)	—	(621)
Net loss			—	—	—	(81,925)	—	45,363	(36,562)

Ending Balance as of December 31, 2020			$824,468	$1,873	$34,923	$(286,197)	$(621)	$150,312	$724,758

See accompanying notes to Consolidated Financial Statements.

Cresco Labs Inc.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2020 and 2019

(in thousands of United States Dollars)

	Year ended December 31,
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(36,562)	$(65,302)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	40,019	11,910
Bad debt expense and provision expense for expected credit loss	1,747	436
Share-based compensation expense	18,494	14,867
Loss on investments	2,430	878
(Gain) loss on changes in fair value of deferred and contingent consideration	(2,029)	3,720
Loss on derivative instruments and warrants	13,155	3,190
(Gain) loss on loans receivable	(921)	279
Accrued interest expense, net of income	4,261	—
Realized changes in fair value of inventory sold	214,901	82,659
Loss on inventory write-offs and provision	9,900	8,421
Unrealized (gain), net of losses, on changes in fair value of biological assets	(293,119)	(109,531)
Change in deferred taxes	(4,447)	1,176
Accretion of discount and deferred financing costs on debt arrangements	6,142	—
Foreign currency loss (gain)	2,394	(444)
Acquisition termination charges settled in equity	1,279	—
Gain on debt modification	(5,409)	—
Loss, net of (gains), on other adjustments to net loss	366	670
Provision expense to be settled in equity	13,600	—
Changes in operating assets and liabilities:
Accounts receivable	(5,250)	(12,782)
Inventory	(297,197)	(109,601)
Biological assets	280,864	96,849
Other current assets	(843)	(4,645)
Deposits and other assets	(1,267)	(102)
Accounts payable and other accrued expenses	(6,529)	36,516
Other current liabilities	(1,119)	3,033
Income tax payable	34,309	12,614

NET CASH USED IN OPERATING ACTIVITIES	(10,831)	(25,189)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(78,272)	(91,673)
Purchases of intangibles	(2,105)	(4,453)
Proceeds from sale and leaseback transactions and lease tenant incentives	57,699	38,532
Payment of acquisition consideration, net of cash acquired	(14,768)	(28,608)
Distribution to associates	—	(1,500)
Loans receivable for entities to be acquired	(6,667)	(19,894)

NET CASH USED IN INVESTING ACTIVITIES	(44,113)	(107,596)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from September 2019 financing	—	55,476
Proceeds from exercise of stock options, warrants and share issuances	6,200	3,177
Proceeds from at-the-market offering	3,521	—
Proceeds from the issuance of long-term debt	186,000	—
Payment of debt, financing issuance costs and non-extending lender fees	(7,605)	(3,196)
Repayment of debt	(10,340)	—
Payment of acquisition-related contingent consideration	(1,719)	—
Acquisition of non-controlling interests	(203)	(834)
Distributions to non-controlling interest redeemable unit holders	(16,793)	(688)
Distributions to other members	(162)	(2,942)
Payments for taxes related to net share settlements of restricted stock units	(8,672)	—
Principal payments of leases	(7,553)	(2,084)

NET CASH PROVIDED BY FINANCING ACTIVITIES	142,674	48,909

Effect of foreign currency exchange rate changes on cash	(1,108)	—
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	86,622	(83,876)
Cash and cash equivalents and restricted cash, beginning of period	54,152	138,028

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, END OF PERIOD	$140,774	$54,152

Cresco Labs Inc.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2020 and 2019

(in thousands of United States Dollars)

	Year ended December 31,
	2020	2019
CASH PAID DURING THE PERIOD FOR:
Income tax, net	$13,491	$247
Interest	29,183	5,350
NON-CASH TRANSACTIONS:
Equity issued for acquisitions and escrows	$435,705	$48,881
Non-controlling interests redeemed for equity	13,799	1,698
Increase to net lease liability	53,444	92,484
Derivative liability incurred for business combinations	—	5,437
Conversion of loan to investment in associate	—	6,783
Liability incurred to purchase property and equipment	8,262	15,798
Cashless exercise of stock options	2,784	113

See accompanying notes to Consolidated Financial Statements.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

NOTE 1. NATURE OF OPERATIONS

Cresco Labs Inc. (“Cresco” or the “Company”), formerly known as Randsburg International Gold Corp. was incorporated in the Province of British Columbia under the Company Act (British Columbia) on July 6, 1990. The Company is one of the largest vertically-integrated multi-state cannabis operators in the United States licensed to cultivate, manufacture and sell retail and medical cannabis products primarily through Sunnyside*, Cresco’s national dispensary brand, and third-party retail stores. Employing a consumer-packaged goods approach to cannabis, Cresco’s house of brands is designed to meet the needs of all consumer segments and includes some of the most recognized and trusted national brands including Cresco, High Supply, Mindy’s Edibles, Good News, Remedi, Wonder Wellness Co. and FloraCal Farms. The Company operates in and/or has ownership interests in Illinois, Pennsylvania, Ohio, California, Maryland, Nevada, Arizona, New York, Massachusetts, Michigan and Canada, pursuant to the Illinois Compassionate Use of Medical Cannabis Pilot Program Act and the Illinois Cannabis Regulation and Tax Act, the Pennsylvania Compassionate Use of Medical Cannabis Act, the Ohio Medical Marijuana Control Program, the California Medicinal and Adult-Use Cannabis Regulation and Safety Act, the Maryland Medical Marijuana Act, the Nevada Revised Statutes section 453A, the Arizona Medical Marijuana Act, the New York Compassionate Care Act, the Massachusetts Cannabis Control Commission, the Michigan Medical Marihuana Act and the Canada Tobacco and Vaping Products Act, respectively.

On December 30, 1997, the Company changed its name from Randsburg Gold Corporation to Randsburg International Gold Corp. (“Randsburg”) and consolidated its common shares on a five (5) old for one (1) new basis.

On November 30, 2018, in connection with a reverse takeover (the “Transaction”), the Company (i) consolidated its outstanding Randsburg common shares on an 812.63 old for one (1) new basis, and (ii) filed an alteration to its Notice of Articles with the British Columbia Registrar of Companies to change its name from Randsburg to Cresco Labs Inc. and to amend the rights and restrictions of its existing classes of common shares, redesignate such classes as the class of Subordinate Voting Shares (“SVS”) and create the classes of Proportionate Voting Shares (“PVS”), and Super Voting Shares (“MVS”).

Pursuant to the Transaction, among the Company (then Randsburg) and Cresco Labs, LLC (“Cresco Labs”), a series of transactions were completed on November 30, 2018 resulting in a reorganization of Cresco Labs and Randsburg in which Randsburg became the indirect parent and sole voting unitholder of Cresco. The transaction constituted a reverse takeover of Randsburg by Cresco Labs under applicable securities laws. Cresco Labs was formed as a limited liability company under the laws of the state of Illinois on October 8, 2013 and is governed by the Pre-Combination LLC Agreement. The Pre-Combination LLC Agreement was further amended and restated in connection with the completion of the Transaction.

On December 3, 2018, the Company began trading on the Canadian Securities Exchange under the ticker symbol “CL.” On March 6, 2019, Cresco shares were approved to be quoted on the Over-the-Counter Market and is traded under the ticker symbol “CRLBF.” On August 13, 2019, the Company began trading its Euro-denominated shares on the Frankfurt Stock Exchange and is trading under the symbol “6CQ.”

The Company’s head office is located at Suite 110, 400 W Erie St, Chicago, IL 60654. The registered office is located at Suite 2200, 1055 West Hastings Street, Vancouver, BC V6E 2E9.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Preparation

The accompanying consolidated financial statements of the Company have been prepared under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”) in effect for the years ended December 31, 2020 and 2019.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

The consolidated financial statements were approved and authorized for issue by the Board of Directors of the Company on March 26, 2021.

(b)	Basis of Measurement

The accompanying consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for biological assets which are measured at fair value less cost to sell; certain investments in associates, which are accounted for under the equity method; loans receivable measured at fair value through profit or loss (“FVTPL”); and certain investments, derivative instruments, and contingent consideration, which are recorded at fair value. Historical cost is generally based upon the fair value of the consideration given in exchange for assets and the contractual obligation for liabilities.

Management has applied judgment in concluding that there remain no material uncertainties related to events or conditions that may cast doubt upon the entity’s ability to continue as a going concern, which includes judgment of the effects of subsequent events (see Note 25); and the Company’s ability to realize its assets and settle its obligations in the normal course of operations for at least twelve months from the date of the financial statements.

(c)	Functional and Presentation Currency

The Company’s functional currency and that of the majority of its subsidiaries, as determined by management, is the United States (“U.S.”) dollar. The Company’s presentation currency is the U.S. dollar. As such, the accompanying consolidated financial statements are presented in U.S. dollars. All references to “C$” refer to Canadian dollars. Foreign currency denominated assets and liabilities are re-measured into the functional currency using period-end exchange rates. Gains and losses from foreign currency transactions are included in Other (expense) income, net in the Consolidated Statements of Operations.

Assets and liabilities of foreign operations having a functional currency other than the U.S. dollar are translated at the rate of exchange prevailing at the reporting date; revenues and expenses are translated at the monthly average rate of exchange during the period. Gains or losses on translation of foreign subsidiaries and net investments in foreign operations are included in other comprehensive loss.

(d)	Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries with intercompany balances and transactions eliminated upon consolidation. Subsidiaries are those entities over which the Company has the power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee, and has the ability to use its power to affect its returns. The following are Cresco’s wholly owned or effectively controlled subsidiaries and entities over which the Company has control as of December 31, 2020.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

Entity	Location	Purpose	Percentage Held
Cresco Labs Inc.	British Columbia, Canada	Parent Company
Cresco U.S. Corp.	Illinois	Manager of Cresco Labs, LLC	100%
Cresco Labs, LLC	Illinois	Operating Entity	49.98%
Cresco Labs Notes Issuer, LLC	Illinois	Holding Company	100%
Gloucester Street Capital, LLC	New York	Holding Company	100%
Valley Agriceuticals, LLC	New York	Operating Entity	100%
MedMar Inc.	Illinois	Holding Company	100%
MedMar Lakeview, LLC (Sunnyside - Lakeview and Sunnyside - River North)	Illinois	Dispensary	87.6%
MedMar Rockford, LLC (Sunnyside - Rockford and Sunnyside - South Beloit)	Illinois	Dispensary	75%
CannaRoyalty Corp. (Origin House)	Ontario, Canada	Holding Company	100%
Cali-AntiFragile Corp.	California	Holding Company	100%
Alta Supply Inc. (Continuum)	California	Distribution	100%
Kaya Management Inc.	California	Production	100%
RPE Inc. (Continuum)	California	Distribution	100%
FloraCal	California	Cultivation	100%
Cub City, LLC	California	Distribution	100%
CRHC Holdings Corp.	Ontario, Canada	Holding Company	100%
2360149 Ontario Inc. (180 Smoke)	Ontario, Canada	Nicotine Vape Company	100%
Cresco Labs Michigan, LLC (a)	Michigan	Cultivation and Production Facility	85%

(a)	Cresco Labs Michigan, LLC is 85% owned by related parties within management of the Company.

Entity	Location	Purpose	Percentage Held
Cresco Labs Notes Issuer, LLC	Illinois	Holding Company
Cresco Labs Ohio, LLC	Ohio	Cultivation, Production and Dispensary Facility	98.77%
Wellbeings, LLC	Delaware	CBD Wellness Product Development	100%
Cresco Labs SLO, LLC	California	Holding Company	100%
SLO Cultivation Inc.	California	Cultivation and Production Facility	80%
Cresco Labs Joliet, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs Kankakee, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs Logan, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs PA, LLC	Pennsylvania; Registered: Illinois	Holding Company	100%
Cresco Yeltrah, LLC	Pennsylvania	Cultivation, Production and Dispensary Facility	100%
Cresco Labs Arizona, LLC	Arizona	Holding Company	100%
Arizona Facilities Supply, LLC	Arizona/Maryland	Cultivation, Production and Dispensary Facility	100%
Cresco Labs Tinad, LLC	Illinois	Holding Company	100%
PDI Medical III, LLC (Sunnyside - Buffalo Grove and Sunnyside - Naperville)	Illinois	Dispensary	100%
Cresco Labs Phoenix Farms, LLC	Illinois	Holding Company	100%
Phoenix Farms of Illinois, LLC (Sunnyside - Champaign and Sunnyside - Danville)	Illinois	Dispensary	100%
JDC Elmwood, LLC	Illinois	Holding Company	100%
FloraMedex, LLC (Sunnyside - Elmwood Park and Sunnyside - Schaumburg)	Illinois	Dispensary	100%
Cresco Edibles, LLC	Illinois	Holding Company	100%
TSC Cresco, LLC	Illinois	Licensing	75%
Cresco HHH, LLC	Massachusetts	Cultivation, Production and Dispensary Facility	100%

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

Cresco U.S. Corp., which is wholly owned by the Company, is the sole manager of Cresco Labs, LLC; Cresco Labs, LLC is the sole owner and manager of Cresco Labs Notes Issuer, LLC. Therefore, the Company controls Cresco Labs Notes Issuer, LLC and has consolidated its results into the consolidated financial statements.

Non-controlling interests (“NCI”) represent ownership interests in consolidated subsidiaries by parties that are not shareholders of the Company. They are shown as a component of total equity in the Consolidated Statements of Financial Position, and the share of income (loss) attributable to NCI is shown as a component of net loss in the Consolidated Statements of Operations and in the Consolidated Statement of Comprehensive Loss. Changes in the parent company’s ownership that do not result in a loss of control are accounted for as equity transactions.

(e)	Cash and Cash Equivalents

Cash and cash equivalents include cash deposits in financial institutions, other deposits that are readily convertible into cash and cash on hand. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

(f)	Restricted Cash

Restricted cash represents amounts held in escrow related to investments, acquisitions, facility requirements and building improvements. The Company held $4.4 million and $5.1 million of restricted cash as of December 31, 2020 and 2019, respectively.

(g)	Accounts Receivable

Accounts receivables are classified as financial assets initially recognized at fair value and subsequently measured at amortized cost, less any provisions for impairment. When a receivable is uncollectible, it is written off against the provision. Subsequent recoveries of amounts previously written off are credited to the Consolidated Statements of Operations.

(h)	Biological Assets

The Company’s biological assets consist of cannabis plants and are valued at fair value less costs to sell up to the point of harvest, which becomes the basis for the cost of internally produced Work-in-process and Finished Goods inventory after harvest. The net unrealized gains or losses arising from changes in fair value less costs to sell during the year are included in the Consolidated Statements of Operations.

All production costs related to biological assets are expensed as incurred and are included as Cost of sales – production costs. They include the direct cost of seeds and growing materials as well as other indirect costs such as utilities and supplies used in the growing process. Indirect labor for individuals involved in the growing and quality control process is also included, as well as depreciation on production equipment and overhead costs such as rent to the extent it is associated with the growing space. Unrealized fair value gains/losses on growth of biological assets are recorded in a separate line in the Consolidated Statements of Operations.

The Company capitalizes cost incurred after harvest to bring the products to their present location and condition in accordance with International Accounting Standards (“IAS”) 2 Inventories.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(i)	Inventory

Inventories of purchased finished goods and packing materials are initially valued at cost and subsequently at the lower of cost and net realizable value. Inventories of harvested cannabis are transferred from biological assets at their fair value less costs to sell at harvest which becomes the deemed cost. Any subsequent post-harvest costs are capitalized to inventory. Post-harvest costs include costs such as materials, labor and depreciation expense on equipment involved in manufacturing, packaging, labeling, inspection and testing. Cost of sales - production costs also includes certain excise taxes and community benefit fees. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Products for resale and supplies and consumables are valued at lower of cost and net realizable value.

The Company reviews inventory for obsolete, redundant and slow-moving goods and any such inventory is written down to net realizable value.

(j)	Property and Equipment

Property and equipment is stated at cost, net of accumulated depreciation. Land is recorded at cost. Depreciation is calculated using the straight-line method over the useful life of the asset. The assets’ residual values, useful lives and methods of depreciation are reviewed at each financial year-end and adjusted prospectively, if appropriate. Equipment is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying value of the asset) is included in the accompanying Consolidated Statements of Operations in the year the asset is derecognized.

Category	Methodology	Estimated Useful Life
Leasehold Improvements	Amortized over the lesser of the life of the lease or estimated useful life of the improvement	1 - 15 years
Machinery and Equipment	Over the estimated useful life of the asset	5 - 15 years
Furniture and Fixtures	Over the estimated useful life of the asset	3 - 8 years
Vehicles	Over the estimated useful life of the asset	5 years
Website and Software	Over the estimated useful life of the asset	3 - 7 years
Computer Equipment	Over the estimated useful life of the asset	3 - 7 years
Buildings and Building Improvements	Over the estimated useful life of the asset	5 - 39 years

Repairs and maintenance that do not improve efficiency or extend economic life are charged to expense as incurred.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(k)	Intangible Assets

Intangible assets are recorded at cost, less accumulated amortization and impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date or date of consolidation/control. Amortization of definite-lived intangible assets is recorded on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any, over the following terms:

Category	Estimated Useful Life
Market-Related Intangibles	12 - 18 months
Customer Relationships	7 - 19 years
Non-Compete Agreements	4 - 5 years
Internally Developed Software	10 years
Trade Names	10 years
Permit Application Fees	1 - 2 years

The estimated useful lives and residual values are reviewed at each year end, and any changes in estimates are accounted for prospectively. Intangible assets that have an indefinite useful life are not subject to amortization. The Company’s indefinite-lived intangible assets consist of licenses, which, for valuation purposes, represent the future benefits associated with the Company’s cultivation, processing, and dispensary licenses. Absent such license intangibles, the Company cannot continue as a going concern and as such, there is no foreseeable limit to the period over which these assets are expected to generate future cash inflows to the Company.

Definite-lived intangible assets are tested for impairment when there is an indication of impairment. Indefinite-lived intangible assets are tested for impairment annually or more frequently as warranted if events or changes in circumstances indicate impairment (refer to Note 9 for additional details on impairment testing). During the year ended December 31, 2020, the Company recorded an impairment charge of $1.2 million on a market-related intangible asset due to changing market conditions. The Company fully recovered the value of this intangible asset and recorded an impairment reversal of $1.2 million. For the years ended December 31, 2020 and 2019, the Company did not recognize any impairment losses.

(l)	Investments in Associates

The Company determines how to account for investments based on the level of control it has over the investment. If it is determined that the Company has control, then the investment should be consolidated. Investments in which the Company has significant influence, but no control, are considered investments in associates. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but without control or joint control over those policies. Investments in associates are accounted for using the equity method of accounting. Interests in associates accounted for using the equity method are initially recognized at cost. The carrying value is then adjusted for the Company’s share of comprehensive loss, additional contributions to the investee and additional distributions from the investee. The carrying value of associates is assessed for impairment at each balance sheet date. The Company’s investments in equity-accounted investees are classified within Investments in the Consolidated Statements of Financial Position.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

Investments in which the Company does not have significant influence or control are first recognized at cost. At each reporting period, changes from the initial cost and fair value are recognized through profit and loss and balances are classified within Investments in the Consolidated Statements of Financial Position. Refer to Note 8 for additional information on the Company’s Investments in Associates.

(m)	Goodwill

Goodwill represents the excess of the purchase price paid for the acquisition of a business over the fair value of the net tangible and intangible assets acquired. Goodwill is allocated to the cash-generating unit (“CGU”) or CGUs which are expected to benefit from the synergies of the combination.

Goodwill is tested for impairment annually or more frequently as warranted if events or changes in circumstances indicate impairment. For the purpose of impairment testing, goodwill and indefinite-lived intangible assets have been allocated to CGUs or groups of CGUs representing the lowest level that the assets are monitored for internal reporting purposes. Goodwill and indefinite-lived intangible assets are tested for impairment by comparing the carrying value of each CGU containing the assets to its recoverable amount (the higher of the asset’s fair value less costs of disposal and value-in-use); an impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. Impairment losses recognized in respect of a CGU are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the CGU. Any goodwill impairment loss is recognized in the Consolidated Statements of Operations in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed. The Company’s most recent goodwill impairment test during the year ended December 31, 2020 did not result in the recognition of any impairment losses. The Company did not record any goodwill impairment for the years ended December 31, 2020 and 2019.

(n)	Income Taxes

Tax expense recognized in profit or loss is comprised of the sum of current and deferred taxes not recognized in other comprehensive income (loss) or directly in equity.

(i)	Current Tax

Current tax assets and/or liabilities are comprised of claims from, or obligations to, fiscal authorities relating to the current or prior reporting periods that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit or loss in the financial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.

(ii)	Deferred Tax

Deferred taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective period of realization, provided they are enacted or substantively enacted by the end of the reporting period. Deferred tax liabilities are always provided for in full. Deferred tax assets are recognized to the extent that it is probable that they will be able to be utilized against future taxable income. Deferred tax assets and liabilities are offset only when the Company has a right and intention to offset current tax assets and liabilities from the same taxation authority. Changes in deferred tax assets or liabilities are recognized as a component of tax income or expense in profit or loss, except where they relate to items that are recognized in other comprehensive income (loss) or directly in equity, in which case the related deferred tax is also recognized in other comprehensive income (loss) or equity, respectively.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(o)	Financial Instruments

The Company recognizes all financial instruments in accordance with IFRS 9 Financial Instruments. All financial assets and financial liabilities, in respect of financial instruments, are recognized on the Company’s Consolidated Statements of Financial Position when the Company becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are incremental and are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities measured at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expires, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. The classification of financial instruments dictates how these assets and liabilities are measured subsequently in the Company’s consolidated financial statements.

(i)	Financial Instruments Measured at Fair Value Through Profit or Loss

Financial instruments are classified as FVTPL when they are held for trading. A financial instrument is held for trading if it was acquired for the purpose of sale in the near term. Derivative financial instruments that are not designated and effective as hedging instruments are also classified as FVTPL. Financial instruments classified as FVTPL are stated at fair value with any changes in fair value recognized in earnings for the period. Financial assets in this category include certain short-term investments, derivatives and contingent consideration.

Loans receivable primarily consist of loans to entities in which the Company has a potential future investment. These loans are measured at either FVTPL if they have derivative qualities or at amortized cost, less expected credit losses.

Refer to Note 20 for additional information on the inputs utilized in the determination of fair values, including fair value hierarchy considerations.

(ii)	Financial Assets Measured at Amortized Cost

Financial assets measured at amortized cost are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial assets are measured at amortized cost using the effective interest method, less any impairment losses. Financial assets in this category include cash and cash equivalents, trade receivables, other receivables, and loans receivable.

(iii)	Impairment of Financial Assets

The Company assesses at each statement of financial position date whether there is objective evidence that a financial asset or group of financial assets is impaired.

The Company recognizes expected credit losses (“ECL”) for trade receivables based on the simplified approach under IFRS 9. The simplified approach to the recognition of expected losses does not require the Company to track the changes in credit risk; rather, the Company recognizes a loss allowance based on lifetime ECLs at each reporting date from the date of the trade receivable.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

Evidence of impairment may include indications that a debtor or a group of debtors is experiencing significant financial difficulty such as defaulting or delinquency in interest or principal payments; likely to enter bankruptcy or other financial reorganization; or experiencing a measurable decrease in the estimated future cash flows according to observable data such as changes in arrears or economic conditions that correlate with defaults. Trade receivables are reviewed qualitatively on a case-by-case basis to determine whether they need to be written off.

For financial assets carried at amortized cost, the Company recognizes loss allowances for ECLs on its financial assets measured at amortized cost. ECLs are a probability-weighted estimate of credit losses. The Company applies a three-stage approach to measure ECLs. The Company measures loss allowance at an amount equal to twelve months of expected losses for performing loans receivable if the credit risk at the reporting date has not increased significantly since initial recognition (Stage 1) and at an amount equal to lifetime expected losses on loans receivable that have experienced a significant increase in credit risk since origination (Stage 2) and at an amount equal to lifetime expected losses which are credit impaired (Stage 3).

The Company considers a significant increase in credit risk to have occurred if contractual payments are more than 30 days past due and considers the loans receivable to be in default if they are 90 days past due. A significant increase in credit risk or default may have also occurred if there are other qualitative factors (including forward looking information) to consider; such as borrower specific information (i.e., change in credit assessment).

Objective evidence of impairment of financial assets carried at amortized cost exists if the counterparty is experiencing significant financial difficulty, there is a breach of contract, concessions are granted to the counterparty that would not normally be granted, or it is probable the counterparty will enter into bankruptcy or a financial reorganization. Refer to Note 3 for additional information on the impact of allowance for doubtful accounts and refer to Note 20 for additional information on the impact of ECLs.

(iv)	Financial Liabilities Measured at Amortized Cost

Financial liabilities measured at amortized cost are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. Other financial liabilities are de-recognized when the obligations are discharged, canceled or expired. Financial liabilities in this category include accounts payable and accrued liabilities and deferred consideration and other payables.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

Summary of the Company’s Classification and Measurements of Financial Assets and Liabilities

IFRS 9
Account	Classification	Measurement
Cash and cash equivalents	Amortized cost	Amortized cost
Restricted cash	Amortized cost	Amortized cost
Accounts receivable	Amortized cost	Amortized cost
Loans receivable	Amortized cost or FVTPL	Amortized cost or fair value
Investments	FVTPL	Fair value
Accounts payable and accrued expenses and Other long-term liabilities	Amortized cost	Amortized cost
Deferred consideration, contingent consideration and other payables	FVTPL	Fair value
Derivative liabilities	FVTPL	Fair value
Short-term borrowings	Amortized cost	Amortized cost
Lease liabilities	Amortized cost	Amortized cost
Long-term notes payable and loans payable	Amortized cost	Amortized cost

(p)	Leases

The Company adopted IFRS 16 Leases on January 1, 2019, using a modified retrospective approach with the cumulative effect of initially applying the standard recognized at the date of initial application, without revising prior periods.

IFRS 16 permits entities to elect practical expedients to simplify the ongoing application of IFRS 16. On an ongoing basis, the Company elected to adopt the following practical expedient:

(i)

The Company has elected not to recognize right-of-use (“ROU”) assets and lease liabilities where the total lease term is less than or equal to twelve months. The payments for such leases are recognized as rent expense within Selling, general and administrative expenses in the Consolidated Statements of Operations on a straight-line basis over the lease term.

The Company has entered into leases primarily for its corporate office, cultivation and processing facilities and dispensaries. At inception of a contract, the Company determines whether the contract includes a lease. A contract contains a lease if it includes enforceable rights and obligations under which the right to control the use of an identified asset is conveyed for a period of time in exchange for consideration. The Company recognizes an ROU asset and a lease liability at the commencement date – the date when the asset is available for use by the lessee.

The Company assesses at lease commencement whether it is reasonably certain to exercise extension or termination options. The Company reassesses its lease portfolio to determine whether it is reasonably certain to exercise the options if there is a significant event or significant change in circumstances within its control. The extension options which are considered reasonably certain to be exercised are mainly those for which operational decisions have been made which make the leased assets vital to the continued relevant business activities.

Liabilities arising from a lease are initially measured at the present value of the lease payments not yet paid which are then discounted using the Company’s incremental borrowing rate. Lease liabilities include the value of the following payments:

(i) Fixed payments, including in-substance fixed payments, less any lease incentives receivable;

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(ii) The exercise price of a purchase option if the Company is reasonably certain to exercise that option; and

(iii) Penalties for early termination of the lease, if the lease term reflects the Company exercising an option to terminate the lease.

The lease liability is subsequently measured at amortized cost using the effective interest method. The lease liability is decreased by cash paid less interest expense incurred. The lease liability is remeasured when there is a change in future lease payments, or if the Company changes its assessment of whether it will exercise an extension, purchase, or termination option.

ROU assets are measured at cost and are comprised of the following:

(i)	The amount of the initial measurement of lease liability;

(ii)	Lease payments made at or before the commencement date less any lease incentives received;

(iii)	Any initial direct costs; and

(iv)	An estimate of costs of dismantling and removing the underlying asset, restoring the site on which it is located or the underlying asset, if applicable.

The ROU asset is depreciated on a straight-line basis from the commencement date to the end of the lease term. The depreciation expense on ROU assets replaces rent expense. The value of the ROU asset is periodically reduced by impairment losses, if any, and adjusted for certain revaluations of the lease liability.

Upon adoption on January 1, 2019, the Company recognized ROU assets of $32.5 million and lease liabilities of $37.7 million, accumulated deficit of $1.5 million, a reduction of deferred rent of $2.2 million and a reduction of non-controlling interest of $1.5 million. The cumulative effect adjustment to accumulated deficit and NCI was a result of measuring the ROU asset for certain leases as if IFRS 16 had been applied since their respective commencement dates.

The following reconciliation to the opening balance for lease liabilities under IFRS 16 as of January 1, 2019 is based on leases at December 31, 2018:

($ in thousands)
Lease obligations in accordance with IAS 17 at December 31, 2018	$60,451
Leases not commenced at January 1, 2019	(929)
Exemption for short-term leases	(133)
Lease extension options	34,841
Other	1,149

Obligations from lease arrangements (undiscounted)	$95,379

Effect of discounting	(57,672)

Lease liability recognized as of January 1, 2019	$37,707

Refer to Note 7 for additional information on leases.

(q)	Revenue Recognition

The Company’s primary source of revenue is from wholesale of cannabis products to dispensary locations and direct retail sales to eligible customers at the Company-owned dispensaries.

IFRS 15 Revenue from Contracts with Customers includes a five-step model for contracts with customers as follows:

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

1.	Identify the contract with a customer;

2.	Identify the performance obligations in the contract;

3.	Determine the transaction price, which is the total consideration provided by the customer;

4.	Allocate the transaction price among the performance obligations in the contract based on their relative fair values; and

5.	Recognize revenue when the relevant criteria are met for each unit (at a point in time or over time).

The Company recognizes revenue upon satisfaction of the performance obligation, when control of the promised goods is transferred to the Company’s customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods, upon delivery and acceptance by wholesale customers and upon sale to retail customers. Revenue is presented net of sales tax and other related taxes.

The company satisfies the following criteria prior to deeming control to have transferred to customers in bill-and-hold arrangements:

1.	The reason for the bill-and-hold arrangement is substantive (for example, the customer has requested the arrangement);

2.	Products is identified separately as belonging to the customer;

3.	Products currently are ready for physical transfer to the customer; and

4.	Products cannot be used or directed to another customer.

Contract Costs

In accordance with IFRS 15, incremental costs to obtain a contract are capitalized and amortized over the contract term if the cost are expected to be recoverable. The Company does not capitalize incremental costs to obtain a contract where the contract duration is expected to be one year or less. As of December 31, 2020 and 2019, the Company did not have any costs capitalized.

(r)	Classification of Expenses

The expenses in the accompanying Consolidated Statements of Operations are presented by function. The Company recognizes excise tax as Cost of sales—production costs or Selling, general and administrative expense based on whether the tax is generated on production of cannabis or as part of selling costs, respectively. See Note 16 for details of expenses by nature.

(s)	Share-Based Compensation

The Company measures equity settled share-based payments based on their fair value at the grant date and recognizes compensation expense over the vesting period based on the Company’s estimate of equity instruments that will eventually vest. Expected forfeitures are estimated at the date of grant and subsequently adjusted if further information indicates actual forfeitures may vary from the original estimate. The impact of the revision of the original estimate is recognized in profit or loss such that the cumulative expense reflects the revised estimate. For share-based payments granted to non-employees, the compensation expense is measured at the fair value on the measurement date which is the date on which goods and services are received. When the fair value cannot be estimated, it is measured at the fair value of the equity instruments granted. The fair value of share-based compensation to non-employees is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments.

For awards where the holder has the election of settling their award in either cash or equity, the fair value of share-based compensation is remeasured at the end of each reporting period until the corresponding awards are settled.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(t)	Earnings (Loss) Per Share

The Company presents basic and diluted earnings (loss) per share. Basic earnings (loss) per share is calculated by dividing the profit or loss attributable to shareholders by the weighted average number of shares outstanding during the period. Diluted earnings (loss) per share is determined by adjusting the profit or loss attributable to shareholders and the weighted average number of shares outstanding, for the effects of all dilutive potential shares, which are comprised of redeemable LLC shares, warrants, options and restricted stock units (“RSUs”) issued. Items with an anti-dilutive impact are excluded from the calculation. The number of shares included with respect to options, warrants, redeemable shares and RSUs is computed using the treasury stock method.

(u)	Significant Accounting Judgments, Estimates, and Assumptions

The preparation of the Company’s consolidated financial statements under IFRS requires management to make judgments, estimates, and assumptions about the carrying amounts of certain assets and liabilities. Estimates and related assumptions are based on historical experience and other relevant factors. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis for reasonableness and relevancy. Where revisions are required, they are recognized in the period in which the estimate is revised for the current as well as future periods that are affected.

Significant judgements, estimates, and assumptions that have the most significant effect on the amounts recognized in the accompanying consolidated financial statements are described below.

(i)	ECL on Loan Receivables and Trade Receivables

The Company calculates ECLs for trade receivables based on the historical default rates over the expected life of the trade receivable and adjusts for forward-looking estimates, which are determined through the exercise of judgement. The Company calculates ECLs for loan receivables by considering cash shortfalls on a discounted basis it would incur in various default scenarios for prescribed future periods and multiplying the shortfalls by the probability of each scenario occurring, which is determined through the exercise of judgement. The Company’s ECL models rely on forward looking information and economic inputs, such as default rates, industry growth rate, licensing rules, etc. The inputs and models used for calculating expected credit losses may not always capture all characteristics of the market at the date of the financial statements. To reflect this, qualitative adjustments or overlays may be made as temporary adjustments using expert credit judgement. The allowance the Company records, if any, is the sum of these probability weighted outcomes.

(ii)	Biological Assets and Inventory

The valuation of biological assets at the point of harvest is the cost basis for all cannabis-based inventory and thus any critical estimates and judgements related to the valuation of biological assets are also applicable for inventory. In calculating the value of the biological assets and inventory, the estimates management make include: estimating the stage of growth of the cannabis up to the point of harvest, the likelihood cannabis plants will grow to full maturity, harvesting costs, selling costs, average or expected selling prices and expected yields for the cannabis plants. In calculating final inventory values, management compares the inventory cost to estimated net realizable value. The Company must also determine if the cost of any inventory exceeds its net realizable value, such as cases where prices have decreased, or inventory has spoiled or has otherwise been damaged. See Note 4 for additional information.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(iii)	Estimated Useful Lives, Depreciation of Property and Equipment, and Amortization of Intangible Assets

Depreciation of property and equipment and amortization of intangible assets is dependent upon estimates of useful lives which are determined through the exercise of judgement.

(iv)	Property and Equipment Impairment

The Company evaluates the carrying value of long-lived assets at the end of each reporting period whenever there is any indication that a long-lived asset is impaired. Such indicators include evidence of physical damage, indicators that the economic performance of the asset is worse than expected, or that the decline in asset value is more than the passage of time or normal use, or significant changes occur with an adverse effect on the Company’s business. If any such indication exists, the Company estimates the recoverable amount of the asset. An asset is impaired when its carrying amount exceeds its recoverable amount. The Company measures impairment based on the amount by which the carrying value exceeds the estimated fair value of the long-lived asset. The fair value is determined primarily by using the projected future cash flows discounted at a rate commensurate with the risk involved as well as market valuations. Losses on long-lived assets to be disposed of are determined in a similar manner, except that the fair values are reduced for an estimate of the cost to dispose or abandon.

(v)	Goodwill and Indefinite-Lived Intangible Asset Impairment

Goodwill and indefinite-lived intangible assets are tested for impairment annually during the fourth quarter and whenever events or changes in circumstances indicate that the carrying amount of these assets has been impaired. In order to determine if the value of these assets might be impaired, the CGU to which the assets have been allocated must be valued using present value techniques. When applying this valuation technique, the Company relies on a number of factors, including historical results, business plans, forecasts, market data and discount rates. Changes in the conditions for these judgements and estimates can significantly affect the assessed value of goodwill and indefinite-lived intangibles. The Company has determined that the goodwill associated with all acquisitions belongs to each respective state as this is the lowest level at which management monitors goodwill and indefinite-lived intangibles. See Note 9 for additional details.

(vi)	Business Combinations and Asset Acquisitions

Determination of an acquisition as a business combination or an asset acquisition depends on whether the assets acquired constitute a business. The classification can have a significant impact on the accounting on and subsequent to the acquisition date.

a.	Business Combinations

A business combination is a transaction or event in which an acquirer obtains control of one or more businesses and is accounted for by applying the acquisition method. The total consideration transferred in a business combination is the sum of the fair values of assets transferred, liabilities assumed and equity interests issued by the acquirer in exchange for control of the acquiree. The acquisition date is the date on which the Company obtains control of the acquiree. The identifiable assets acquired and liabilities assumed are recognized at their acquisition date fair values, except for deferred taxes and share-based payment awards where IFRS 3 Business Combinations provides exceptions to recording the amounts at fair value. Acquisition costs are expensed to profit or loss.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

In determining the fair value of all identifiable assets, liabilities and contingent liabilities acquired, the most significant estimates relate to contingent consideration and intangible assets. Management exercises judgement in estimating the probability and timing of when contingent payments are expected to be made and at what amounts, which is used as the basis for estimating fair value. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

Non-controlling interest in the acquiree, if any, is recognized either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets, determined on an acquisition-by-acquisition basis. For each acquisition, the excess of total consideration over the fair value of previously held equity interest prior to obtaining control, and the non-controlling interest in the acquiree over the fair value of the identifiable net assets acquired, is recorded as goodwill.

b.	Asset Acquisitions

Acquisitions that do not meet the definition of a business combination are accounted for as an asset acquisition. Consideration paid for an asset acquisition is allocated to the individual identifiable assets acquired and liabilities assumed based on their relative fair values. Goodwill is not recorded as a result of an asset acquisition.

(vii)	Control Over the Investee, Principles of Consolidation

The Company examines three elements to determine whether control exists. When all of these three elements of control are present, then an investor is considered to have control over an investee and consolidation is required. When one or more of the elements is not present, an investor will not consolidate, but instead will be required to determine the nature of its relationship with the investee. The three elements of control that serve as the basis of consolidation include: identify the investee, understand the purpose and design of the investee, and identify the relevant activities of the investee and how decisions about these relevant activities are made. The Company exercises its judgement when determining control over an investee when it has all of the following attributes: power over the investee, such as the ability to direct relevant activities of the investee; exposure or rights to variable returns from its involvement with the investee, such as returns that are not fixed and have the potential to vary with performance of the investee; and the ability to use its power over the investee to affect the amount of the investor’s returns, such as identifying the link between power and returns.

Cresco Labs Inc. through Cresco U.S. Corp has control over Cresco Labs, LLC. Despite holding a minority interest, the Company has the full decision-making power over Cresco Labs. According to IFRS 10 Consolidated Financial Statements, an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The Company has the right to direct all the relevant activities of Cresco Labs and to affect its returns under the amended and restated LLC Agreement. The Company is also exposed to variable returns through its own shareholding in Cresco Labs. The Company also exercises judgement in applying the provisions of IFRS 10 to determine when to consolidate its acquired entities, which may occur before the related transactions have been fully funded. See Note 13 for additional information.

(viii)	Share-Based Compensation

In calculating share-based compensation expense, key estimates such as the rate of forfeiture of awards granted, the expected life of options, the volatility of the Company’s stock price and the risk-free interest rate are used.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(ix)	Income Tax

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made. Further, to the extent that there are any uncertain tax positions where it is “probable” that a taxing authority would not accept such tax position, the Company reflects the measurement of that uncertainty in its current and deferred taxes in the financial statement.

(x)	Sale and Leaseback Accounting

A sale and leaseback transaction involves the transfer of an asset to another entity and the leaseback of the same asset. The Company applies IFRS 15 and IFRS 16 when accounting for sale and leaseback transactions. Significant estimates and judgements applied include determination of the fair value of the underlying asset, transfer of control, and determination of the implicit interest rate. The Company recognizes gains or losses related to the transfer of rights of the asset to the buyer-lessor and measures the ROU asset arising from the leaseback at the retained portion of the previous carrying amount.

(xi)	Fair Value Measurements

Fair value is defined as a price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on a specified date. The Company calculates the estimated fair value of financial instruments using quoted market prices whenever available and utilizes standard pricing models in situations where quoted market prices are not available. Refer to Note 20 for additional information on the inputs utilized in the determination of fair values, including fair value hierarchy considerations.

(v)	Reclasses and Adjustments

Certain prior period amounts have been reclassified for comparability with the current year presentation.

(w)	Recently Issued Accounting Standards

The Company does not believe any recently issued, but not yet effective IFRS standards that have been issued by the IASB will have a material impact on the Company’s financial statements.

NOTE 3. ACCOUNTS RECEIVABLE

As of December 31, 2020 and 2019, Accounts receivable, net consisted of the following:

($ in thousands)	2020	2019
Accounts receivable, gross	$29,962	$16,726
Allowance for doubtful accounts	(696)	(271)

Total Accounts receivable, net	$29,266	$16,455

See Note 20 for the analysis of accounts receivable aging and disclosure of bad debt expense.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

NOTE 4. BIOLOGICAL ASSETS

The Company’s biological assets consist of cannabis plants. The changes in the carrying value of Biological assets for the periods ended December 31, 2020 and 2019, consisted of the following:

($ in thousands)
Biological assets at January 1, 2019	$17,673
Biological Assets Acquired (Note 13)	1,436
Transferred to inventory upon harvest	(96,849)
Changes in fair value of biological assets	109,531

Biological assets at December 31, 2019	$31,791

Biological assets acquired (Note 13)	2,002
Transferred to inventory upon harvest	(280,863)
Changes in fair value of biological assets	293,119

Biological assets at December 31, 2020	$46,049

Biological assets are measured at fair value less costs to sell until harvest. All production costs related to biological assets are expensed as incurred. The fair value measurements for biological assets have been categorized as Level 3 fair values based on the inputs to the valuation technique used. The fair value was determined using an expected cash flow model which assumes the biological assets at the balance sheet date will grow to maturity, be harvested and converted into finished goods inventory and sold in the adult-use and medical cannabis market.

This model utilizes the following significant assumptions:

Inputs and assumptions	Calculation method	Effect changes of unobservable inputs has on fair value
Selling price per gram, less cost to sell	Based on observable market data or calculated wholesale prices with reasonable margins.	An increase in selling price per gram would increase the fair value of biological assets.

Attrition rate	Based on weighted average number of plants lost during each stage of production.	An increase in attrition rate would result in a decrease to the fair value of biological assets.

Average yield per plant	Based on the average number of grams of dried cannabis inventory expected to be harvested from each cannabis plant.	An increase to the average yield per plant would result in an increase to the fair value of biological assets.

Cumulative stage of completion in the production process	Based on an average number of days in production over a total average grow cycle of between 12 and 16 weeks.	An increase to the average stage of completion of the plants would result in an increase to the fair value of biological assets.

The Company’s estimates are, by their nature, subject to change and differences from the above assumptions will be reflected in Unrealized gain or loss on changes in fair value of biological assets in future periods.

The Company estimates the harvest yields for cannabis at various stages of growth. As of December 31, 2020 and 2019, it was expected that the Company’s biological assets would yield approximately 21.4 million and 13.1 million grams, respectively.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

The Company has quantified the sensitivity of the inputs in relation to biological assets as of December 31, 2020 and 2019 and expects the following effect on fair value as shown in the table below:

($ in thousands, except inputs)			Effect on fair value December 31,
Significant inputs & assumptions	Range of inputs (as of December 31, 2020)	Sensitivity	2020	2019
Selling price per gram, less cost to sell	$1.25 to $6.23	Increase 5%	$2,292	$6,360
		Decrease 5%	(2,292)	(6,360)
Attrition rate	7% to 15%	Increase 5%	(2,425)	(1,602)
		Decrease 5%	1,729	1,298
Average yield per plant	43 grams to 136 grams	Increase 5%	2,292	1,590
		Decrease 5%	(2,292)	(1,590)
Cumulative stage of completion	35% - 55% complete	Increase 5%	5,330	3,177
		Decrease 5%	(5,326)	(3,177)

NOTE 5. INVENTORY

As of December 31, 2020 and 2019, inventory was comprised primarily of cannabis and cannabis-related products. The Company wrote off $5.9 million of inventory, net of reversals during the year ended December 31, 2020 primarily related to work-in-process inventory with a lower than expected exit price in its Arizona operations and obsolescence primarily related to damaged work-in-process inventory in its Ohio operation. The Company reversed $0.4 million of previously written off inventory during the year ended December 31, 2020 to reflect an increase in expected net realizable value of inventory held in its Arizona operations. The Company wrote off $8.4 million of inventory during the year ended December 31, 2019, due to obsolescence primarily related to damaged work-in-process inventory in its Ohio operation. These write-offs are included in the fair value of inventory sold presented on the Consolidated Statements of Operations.

The Company recorded $4.0 million and $nil of inventory reserves in Costs of sales – production costs for the years ended December 31, 2020 and 2019, respectively. As of December 31, 2020 and 2019, the Company had inventory reserves of $4.2 million and $0.2 million, respectively.

Inventory as of December 31, 2020 and 2019, consisted of the following:

($ in thousands)	2020	2019
Raw materials	$67,176	$16,521
Raw materials—non-cannabis	15,496	5,820
Work-in-process	24,906	14,100
Finished goods	29,027	13,114

Total Inventory	$136,605	$49,555

During the years ended December 31, 2020 and 2019, the Company recognized $485.4 million and $174.0 million, respectively, of inventory expensed in the Consolidated Statements of Operations, which includes $270.5 million and $82.9 million, respectively, of Cost of sales – production costs and $214.9 million and $91.1 million, respectively, of non-cash expense relating to Realized changes in fair value of inventory sold.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

NOTE6. PROPERTY AND EQUIPMENT

As of December 31, 2020 and 2019, Property and equipment consisted of the following:

($ in thousands)	Land and Buildings	Machinery and Equipment	Furniture and Fixtures	Lesaehold Improvements	Website, Computer Equipment and Software	Vehicles	Contruction In Progress	Total
Cost
Balance as of January 1, 2019	$11,125	$4,449	$2,088	$17,828	$1,096	$386	$4,378	$41,350

Additions	3,683	9,473	7,635	36,793	1,446	295	46,103	105,428
Transfers	5,397	694	—	4,837	—	—	(10,928)	—
Purchase related to sale-leaseback transactions	37,062	—	—	—	—	—	—	37,062
Sales related to sale-leaseback transactions	(37,062)	—	—	—	—	—	—	(37,062)
Business acquisitions	7,802	1,034	735	3,507	173	34	2,495	15,780

As of December 31, 2019	$28,007	$15,650	$10,458	$62,965	$2,715	$715	$42,048	$162,558

Additions	1,055	5,908	4,804	10,415	2,409	878	45,225	70,694
Transfers	1,728	1,290	2,191	56,401	125	21	(61,756)	—
Disposals	—	(110)	(33)	(214)	(24)	—	—	(381)
Sales related to sale-leaseback transactions	(22,083)	—	—	—	—	—	(11,403)	(33,486)
Additions from acquisition	—	455	473	11,615	585	331	5,166	18,625
Effect of foreign exchange and other adjustments	—	6	(273)	130	(43)	—	(50)	(230)

As of December 31, 2020	$8,707	$23,199	$17,620	$141,312	$5,767	$1,945	$19,230	$217,780

Accumulated depreciation

Balance as of January 1, 2019	$(50)	$(335)	$(234)	$(633)	$(327)	$(50)	$—	$(1,629)

Depreciation	(382)	(913)	(760)	(2,509)	(416)	(110)	—	(5,090)

As of December 31, 2019	$(432)	$(1,248)	$(994)	$(3,142)	$(743)	$(160)	$—	$(6,719)

Depreciation	(315)	(1,985)	(2,203)	(10,189)	(1,262)	(333)	—	(16,287)
Sales related to sale-leaseback transactions	—	—	—	457	—	—	—	457

As of December 31, 2020	$(747)	$(3,233)	$(3,197)	$(12,874)	$(2,005)	$(493)	$—	$(22,549)
Net book value

As of December 31, 2019	$27,575	$14,402	$9,464	$59,823	$1,972	$555	$42,048	$155,839

As of December 31, 2020	$7,960	$19,966	$14,423	$128,438	$3,762	$1,452	$19,230	$195,231

As of December 31, 2020 and 2019, costs related to construction at the Company’s facilities and dispensaries were capitalized in construction in progress and not depreciated. Depreciation will commence when construction is completed and the facilities and dispensaries are available for their intended use.

Depreciation of $16.3 million and $5.1 million was incurred during the years ended December 31, 2020 and 2019, respectively, of which $4.1 million and $1.2 million, respectively, is included in Selling, general and administrative expenses, with the remainder in Cost of sales – production costs and ending inventory.

As of December 31, 2020 and 2019, ending inventory includes $0.7 million and $0.4 million of capitalized depreciation, respectively. For the years ended December 31, 2020 and 2019, $11.9 million and $3.7 million, respectively, of depreciation was recorded to Cost of sales – production costs, which includes $0.5 million and $0.1 million, respectively, related to depreciation capitalized to inventory in prior years.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

NOTE 7. LEASES

The Company is the lessee in the majority of its leasing arrangements and has entered into leases primarily for its corporate office, cultivation and processing facilities, and dispensaries. Depending upon the type of lease, the original lease terms generally range from less than one year to 20 years. Certain leases include renewal options ranging from less than one year to 35 years. The Company is reasonably certain to exercise renewal options ranging from less than one year to 10 years on certain leases.

As of December 31, 2020 and 2019, the Company’s leases include the following ROU assets:

($ in thousands)	2020	2019
Real estate	$92,159	$46,696
Vehicles	10	—

Total ROU assets	$92,169	$46,696

Included in the ROU assets balance is $18.0 million of additions resulting from the acquisition of CannaRoyalty Corp. (“Origin House”) and $36.6 million of additions related to new leases, partially offset by $0.1 million of terminations for the year ended December 31, 2020.

Total lease-related interest expense of $20.4 million and $7.1 million was recorded for the years ended December 31, 2020 and 2019, respectively.

Total leasing depreciation of $8.7 million and $4.1 million was recorded for the years ended December 31, 2020 and 2019, respectively. For the years ended December 31, 2020 and 2019, $4.7 million and $1.6 million, respectively, of leasing depreciation is included in Selling, general and administrative expense with the remainder in Cost of sales – production costs and ending inventory.

As of December 31, 2020 and 2019, ending inventory includes $0.2 million and $0.1 million of capitalized depreciation, respectively. For the years ended December 31, 2020 and 2019, $3.9 million and $2.6 million, respectively, of depreciation was recorded to Cost of sales – production costs, which includes $0.1 million and $0.3 million, respectively, related to depreciation capitalized to inventory in prior years.

For short-term leases with durations of twelve months or less, the Company recorded $1.1 million and $0.3 million in rent expense for the years ended December 31, 2020 and 2019, respectively, within Selling, general and administrative expenses. The Company recognizes this expense on a straight-line basis over the lease term.

The Company is the lessor in three real estate operating leasing arrangements and one equipment finance leasing arrangement. For the year ended December 31, 2020, the Company recorded rental income in Other (expense) income, net, of $0.7 million in relation to the operating leases. The operating leases have a 10-year lease term with a maturity date of December 2029 and the financing lease has a maturity date of February 2021. At December 31, 2020, deferred rent receivable for operating and financing leases were immaterial. As of December 31, 2020 the Company had no outstanding sublease receivables.

During the year ended December 31, 2020, the Company entered into and amended certain sale and leaseback agreements whereby the Company sold properties with a total net book value of $33.0 million. The Company recorded an immaterial loss on asset sale in Selling, general and administrative expense and $0.5 million of closing and other transaction settlement costs in Other (income) expense, net, in the Consolidated Statement of Operations. The new and amended 2020 sale and leaseback transactions resulted in net funding of $29.9 million, a net increase to ROU assets of $25.2 million, a net increase to lease liabilities of $24.5 million and expected additional tenant improvement allowance reimbursements of $52.9 million, with the remaining impact related to settlement of security deposits, prepaid expenses and the settlement of the $0.6 million Hope Heal Health Loan (“HHH Loan”).

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

During the year ended December 31, 2019, the Company entered into certain sale and leaseback agreements whereby the Company sold properties with a total net book value of $37.1 million. The Company recorded a gain on lease termination of $6.4 million and loss on asset disposal of $7.1 million that resulted in a $0.7 million loss included in Other (expense) income, net in the Consolidated Statement of Operations. The sale and leaseback transactions resulted in net proceeds of $36.4 million, a net increase to ROU assets of $0.1 million and a net increase to lease liabilities of $36.6 million, with the remaining impact related to settlement of security deposits and prepaid expenses. The properties, in which CHP Fresco, a related party, previously had an indirect ownership interest, are used in Illinois cultivation operations.

The Company has received tenant improvement allowance reimbursements of $27.3 million across all leasing arrangements for the year ended December 31, 2020 and expects to receive an additional $47.7 million for these arrangements.

As of December 31, 2020, maturities of lease liabilities were as follows:

($ in thousands)
2021	$33,207
2022	33,560
2023	34,265
2024	35,528
2025	36,324
Thereafter	354,986

Total lease payments	$527,870

Less: imputed interest	(310,142)
Less: tenant improvement allowance	(47,666)

Present value of lease liabilities	170,062

Less: current lease liabilities	(24,742)

Present value of long-term lease liabilities	$145,320

As of December 31, 2020, contractual receipts due to the Company for lease contracts in which the Company is the lessor were as follows:

($ in thousands)
2021	$642
2022	591
2023	609
2024	642
2025	646
Thereafter	2,783

Total lease payments	$5,913

The lessor arrangements will become intercompany transactions upon the Company’s acquisition of Verdant Creations, LLC. Refer to Note 25 for additional information regarding the acquisition of Verdant Creations, LLC.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

NOTE 8. INVESTMENTS

The following is a detailed discussion of the Company’s types of investments held:

(a)	Investments at Fair Value

The Company has investments in three entities: 420 Capital Management, LLC (“420 Capital”), a cannabis investment company; Lighthouse Strategies, LLC (“Lighthouse”), a diversified cannabis investment company; and Fleurish Cannabis, Inc. (“Fleurish”), an entity that focuses on cannabis production licenses. The 420 Capital, Lighthouse and Fleurish investments are accounted for at fair value. On August 12, 2019, the Company settled its outstanding loan receivable with Lighthouse of $3.3 million through receipt of Lighthouse membership units approximating 1% ownership of the parent company, with a fair value of $1.9 million as of December 31, 2020. See Note 20 for additional details. Upon the acquisition of Origin House on January 8, 2020, the Company obtained a 1.3% ownership stake in Fleurish with a fair value of $0.1 million as of the acquisition date. See Note 13 for additional details.

The following is a summary of the investments at fair value held as of December 31, 2020 and 2019:

($ in thousands)	2020	2019
420 Capital	$68	$68
Lighthouse	1,049	1,209
Fleurish	51	—
MassRoots, Inc.	—	1

Total Investments	$1,168	$1,278

The Company recorded a mark-to-market loss of $0.2 million and $2.8 million for the years ended December 31, 2020 and 2019, respectively.

(b)	Investment in Associates

As part of the Origin House acquisition on January 8, 2020, the Company acquired an investment in Trichome Financial Corp. (“Trichome”), a lending entity that focuses its investments on cannabis and cannabis-related companies. At the acquisition date, the Trichome investment was valued at $4.3 million. The Company’s ownership stake in Trichome upon acquisition and as of December 31, 2020 is approximately 23%.

The following is a summary of the investment in associates accounted for as an equity method investment and held as of December 31, 2020 and 2019:

($ in thousands)	2020	2019
Trichome	$3,192	$—

Total Investment	$3,192	$—

The Company recorded a loss on investment of $1.2 million and $0.6 million for the years ended December 31, 2020 and 2019, respectively, and distributions of $nil and $1.6 million for the years ended December 31, 2020 and 2019, respectively.

In the prior year, the Company held an approximately 13% ownership interest in CHP Fresco, a real estate holding entity that owns indirect investments in entities that own properties used in the Company’s Illinois production facilities. Based on various qualitative factors surrounding the investment, such as representation in management of the entity and its relationship as lessee with the investee entities, the Company conferred significant influence. As of December 31, 2019, CHP Fresco became an inactive entity

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

in which the Company expected no future activity. The Company received a distribution of $1.5 million related to the dissolution of the CHP Fresco entity and its assets, resulting in a $1.3 million realized gain recorded in Other (expense) income, net in the Consolidated Statements of Operations for the year ended December 31, 2019.

NOTE 9. INTANGIBLE ASSETS AND GOODWILL

As of December 31, 2020 and 2019, Intangible assets and Goodwill consisted of the following:

($ in thousands)	Customer Relation- ships	Trade Names	Permit Application Costs	Licenses	Other Intangibles (a)	Goodwill	Total
Cost
Balance at January 1, 2019	$5,429	$—	$2,389	$18,047	$1,833	$51,146	$78,844

Additions	—	—	4,453	—	—	13	4,466
Additions from acquisitions	1,500	—	—	65,400	300	86,560	153,760

Balance at December 31, 2019	$6,929	$—	$6,842	$83,447	$2,133	$137,719	$237,070
Additions	—	—	1,886	—	2,722	—	4,608
Additions from acquisitions	52,200	41,800	—	5,900	2,865	320,552	423,317
Foreign exchange	—	—	—	—	—	4	4
Measurement period adjustments	11,400	(2,100)	—	—	(111)	(6,414)	2,775

Balance at December 31, 2020	$70,529	$39,700	$8,728	$89,347	$7,609	$451,861	$667,774

Accumulated amortization
Balance at January 1, 2019	$(130)	$—	$(1,866)	$—	$(238)	$—	$(2,234)

Amortization	(728)	—	(1,399)	—	(784)	—	(2,911)

Balance at December 31, 2019	$(858)	$—	$(3,265)	$—	$(1,022)	$—	$(5,145)
Amortization	(4,271)	(3,970)	(3,853)	—	(3,156)	—	(15,250)

Balance at December 31, 2020	$(5,129)	$(3,970)	$(7,118)	$—	$(4,178)	$—	$(20,395)

Net book value

December 31, 2019	$6,071	$—	$3,577	$83,447	$1,111	$137,719	$231,925

December 31, 2020	$65,400	$35,730	$1,610	$89,347	$3,431	$451,861	$647,379

(a) Other Intangibles includes market-related intangibles, non-compete agreements and internally developed software.

During the year ended December 31, 2020, the Company recorded a measurement period adjustment related to the acquisition of Origin House, retrospectively applied to the acquisition date. See Note 13 for further details.

Amortization of $15.3 million and $2.9 million was recorded for the years ended December 31, 2020 and 2019, respectively, of which $12.6 million and $1.4 million, respectively, is included in Selling, general and administrative expenses, with the remainder in Cost of sales – production costs and ending inventory.

As of December 31, 2020 and 2019, ending inventory includes $0.3 million and $0.3 million of capitalized amortization, respectively. For the years ended December 31, 2020 and 2019, $2.8 million and $1.4 million, respectively, of amortization expense was recorded to Cost of sales – production costs, which includes $0.3 million and $0.1 million, respectively, related to amortization capitalized to inventory in prior years.

License intangible assets of $5.9 million were acquired from business combinations and are classified as indefinite-lived intangible assets as the Company cannot continue as a going concern without such licenses. See Note 13 for additional details.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

The Company recognized as part of the net assets acquired from the Origin House acquisition $2.4 million of market-related intangible assets for an exclusive distribution agreement with King’s Garden, Inc. (“King’s Garden”), in California, amortized over the life of the agreement.

During the year ended December 31, 2020, the Company recorded an impairment charge of $1.2 million on the market-related intangible due to changing market conditions. The Company fully recovered the value of this intangible asset and recorded an impairment reversal of $1.2 million.

On November 18, 2020, King’s Garden exercised its supplier renewal option for an additional one-year period after the initial term. Upon renewal, the Company recognized $2.5 million of market-related intangible assets, which is the value of consideration paid of 0.2 million Cresco shares to be issued to King’s Garden. These shares can be issued by the Company any time during the one-year renewal period. See Note 11 for additional details.

For the purpose of impairment testing, goodwill and indefinite-lived intangible assets have been allocated to CGUs representing the lowest level that the assets are monitored for internal reporting purposes. CGUs are determined based on the smallest identifiable group of assets that generate cash inflows that are largely independent of cash inflows from other assets or group of assets. Management has determined the Company’s CGUs that hold such goodwill and indefinite-lived intangible assets to be California, Illinois, Maryland, Arizona, New York and Massachusetts.

Annual impairment testing involves determining the recoverable amount of the CGU groups to which goodwill is allocated and comparing this to the carrying value of the CGU groups. The measurement of the recoverable amount of the CGU groups was calculated based on the higher of the CGUs fair value less costs to sell or value in use, which are Level 3 measurements within the fair value hierarchy.

The calculation of the recoverable amount based on discounting the future cash flows (value in use) was based on the following key assumptions:

•	Cash flows were projected based on the Company’s long-term business plan for the periods 2021 through 2025.

•	Cash flows beyond 2025 were projected to grow at a perpetual growth rate, which was estimated to be 3%.

•

The business plan contains forecasts based on past experience of actual operating results in conjunction with anticipated future growth opportunities. While the forecast does assume some organic growth, largely related to synergies gained through further incorporation of recent acquisitions into the Company’s infrastructure, the primary engine of growth is strategic in nature and is consistent with the projects and expectations as articulated in the Company’s strategic plan.

•

Discount rates applied in determining the recoverable amount of the CGU groups range between 13% and 14.5% based on the pre-tax weighted average cost of capital of each CGU group and other competitors in the industry. The values assigned to the key assumptions represent Management’s assessment of future trends in the industries in which the CGU groups operate and are based on both external and internal sources and historical trend data.

The Company believes a reasonable increase or decrease in the discount rates or perpetual growth rates used in the analysis would not cause the recoverable amount to decrease below the carrying value.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

NOTE 10. ACCOUNTS PAYABLE AND OTHER ACCRUED EXPENSES

As of December 31, 2020 and 2019, Accounts payable and other accrued expenses were comprised of the following:

($ in thousands)	2020	2019
Accounts payable	$26,170	$32,463
Accrued expenses	34,843	24,133
Payroll liabilities	14,858	5,195
Excise taxes payable	8,675	540
Contract liability	1,182	—
Tax penalty	578	455
Property taxes payable	20	48

Total Accounts payable and other accrued expenses	$86,326	$62,834

NOTE 11. SHARE CAPITAL

(a)	Authorized

The authorized share capital of the Company, which has no par value, is comprised of the following:

i.	Unlimited Number of Subordinate Voting Shares

Holders of SVS will be entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company will have the right to vote. At each such meeting, holders of SVS will be entitled to one vote in respect of each SVS held. As long as any SVS remain outstanding, the Company will not, without the consent of the holders of the SVS by separate special resolution, prejudice or interfere with any right attached to the SVS. Holders of SVS will be entitled to receive as and when declared by the directors of the Company, dividends in cash or property of the Company.

ii.	Unlimited Number of Proportionate Voting Shares

Holders of PVS will be entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company will have the right to vote. At each such meeting, holders of PVS will be entitled to one vote in respect of each SVS into which such PVS could ultimately be converted to 200 votes per PVS. As long as any PVS remain outstanding, the Company will not, without the consent of the holders of the PVS and MVS by separate special resolution, prejudice or interfere with any right or special right attached to the PVS. The holder of PVS have the right to receive dividends, out of any cash or other assets legally available therefore, pari passu as to dividends and any declaration or payment of any dividend on the SVS.

During the years ended December 31, 2020 and 2019, 0.1 million and 0.2 million PVS, respectively, were exchanged for 28.9 million and 37.1 million SVS, respectively, at a rate of 1 PVS for 200 SVS.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

iii.	500,000 Super Voting Shares

Holders of MVS shall be entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company shall have the right to vote. At each such meeting, holders of MVS shall be entitled to 2,000 votes in respect of each MVS held.

iv.	Unlimited Number of Special Subordinate Voting Shares (“SSVS”)

Holders of SSVS will be entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company will have the right to vote. At each such meeting, holders of SSVS will be entitled to a 0.00001 vote in respect of each SSVS held. As long as any SSVS remain outstanding, the Company will not, without the consent of the holders of the SSVS by separate special resolution, prejudice or interfere with any right attached to the SSVS. Holders of SSVS will be entitled to receive dividends in cash or property of the Company, if and when declared by the Board.

v.	Redeemable Units

As part of the Transaction, unit holders of Cresco Labs, LLC exchanged their units for a new class of redeemable units in Cresco Labs, LLC. Each Redeemable unit is only exchangeable for the equivalent of one SVS in Cresco Labs Inc. (without any obligation to redeem in cash). These unit holders hold an interest only in Cresco Labs, LLC; they participate in the earnings of only Cresco Labs, LLC and not the earnings of the combined entity.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(b) Issued and Outstanding

As of December 31, 2020 and 2019, issued and outstanding shares and units consisted of the following:

(in thousands)	Notes	Redeemable Units	Subordinate Voting Shares (SVS)	Super Voting Shares (MVS)	Proportionate Voting Shares (PVS)*	Special Subordinate Voting Shares (SSVS)*	Shares to be Issued or Canceled
Beginning balance, January 1, 2019		143,844	26,711	500	82,803	—	3,020

Stock options exercised		—	575	—	342	—	—
Warrants exercised	Note 11(c)	—	170	—	—	—	—
Issuance of MedMar shares	Note 11(b)(vi)	—	—	—	3,020	—	(3,020)
Issuance of Valley Ag shares	Note 11(b)(vi)	—	—	—	8,660	—	—
PVS converted to SVS and adjustments	Note 11(a)	—	37,122	—	(36,888)	—	—
Cresco LLC redemption	Note 11(e)	(1,672)	1,672	—	—	—	—
Share issuance from equity raise	Note 11(b)(vi)	—	7,350	—	—	—	—

Ending balance, December 31, 2019		142,172	73,600	500	57,937	—	—

Beginning balance, January 1, 2020		142,172	73,600	500	57,937	—	—
Options and warrants exercised	Note 11(c), 12	—	1,688	—	12	—	23
RSUs issued	Note 12	—	2,034	—	—	—	28
Issuance of shares related to acquisitions	Note 11(b)(ii-v)	—	70,084	—	233	—	(155)
Issuance of shares related to distribution agreements	Note 11(b)(ii)	—	—	—	—	—	249
Cresco LLC redemption	Note 11(e)	(15,834)	15,681	—	—	—	—
PVS converted to SVS	Note 11(a)	—	28,871	—	(28,871)	—	—
Issuances related to employee taxes on certain share-based payment arrangements	Note 12	—	1,336	—	—	—	—
Share issuances	Note 11(b)(i)	—	792	—	—	1	—

Ending balance, December 31, 2020		126,338	194,086	500	29,311	1	145

*	PVS presented on an “as-converted” basis to SVS (1-to-200)
**	SSVS presented on an “as-converted” basis to SVS (1-to-0.00001)

(i)	Share Issuances

In December 2019, the Company entered an agreement (“ATM Offering”) with Canaccord Genuity Corp to sell up to C$55 million SVS at an at-the-market price. During the year ended December 31, 2020, the Company issued 0.7 million shares at a weighted average price of $4.70 per share. During the year ended December 31, 2020, gross proceeds were $3.5 million, offset by equity issuance costs of $0.2 million.

During the year ended December 31, 2020, the Company issued 44 thousand SVS, valued at $0.2 million. The Company recognized gains on the sale and foreign currency exchange of $0.5 million in equity during the year ended December 31, 2020 related to share issuances for shares withheld for employee taxes on certain share-based payment arrangements as a result of the change in share price between employee exercise and sale of shares.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

The Company issued 1 thousand SSVS (as-converted), valued at $3 thousand during the year ended December 31, 2020.

(ii)	Issuance of Shares—Origin House

In January 2020, in conjunction with the acquisition of Origin House, the Company issued 66.5 million SVS, valued at $396.6 million.

During the year ended December 31, 2020, the Company issued 1.6 thousand SVS, valued at $7.2 million, to satisfy certain obligations related to deferred consideration related to legacy acquisitions by Origin House.

In May 2020, the Company issued 0.3 million SVS, valued at $1.0 million, in accordance with the post combination remuneration agreement associated with Origin House’s previous acquisition of FloraCal.

In May 2020, the Company also issued 0.8 million SVS, valued at $2.2 million, to settle the deferred consideration associated with Origin House’s previous acquisition of Cub City, LLC (“Cub City”). See Note 13 for additional details.

In November 2020, the Company recognized 0.2 million Cresco shares to be issued to King’s Garden with a value of $2.5 million for renewal of the exclusive distribution agreement. These shares can be issued any time during the renewal term. See Note 9 for additional details.

During the year ended December 31, 2020, the Company canceled 0.2 million shares, valued at -$0.9, in connection with the settlement of the previously disclosed provision related to the Origin House acquisition. See Note 19 for further details.

(iii)	Issuance of Shares – MedMar Lakeview

In April 2020, the Company issued 0.1 million SVS, valued at $0.4 million, to satisfy certain obligations related to contingent consideration.

In August 2020, the Company issued 19 thousand SVS, valued at $0.1 million, to satisfy certain obligations related to contingent consideration.

In December 2020, the Company issued 0.1 million SVS, valued at $1.1 million, to satisfy certain obligations related to contingent consideration. See Note 13 for further details.

(iv)	Issuance of Shares – Gloucester Street Capital, LLC (Valley Agriceuticals LLC or “Valley Ag”)

During the year ended December 31, 2020, the Company issued a total of 0.3 million PVS (as-converted), valued at $1.2 million, to satisfy certain obligations related to interest on deferred consideration.

In May 2020, the Company issued 0.5 million SVS, valued at $1.5 million, to satisfy a portion of the Company’s make-whole liability. See Note 13 and Note 20 for further details.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(v)	Issuance of Shares – Tryke

In April 2020, the Company issued 0.3 million SVS, valued at $1.3 million, in accordance with the termination agreement which canceled the previously announced purchase agreement to acquire certain assets of and an interest in Tryke Companies, LLC, and certain subsidiaries and affiliates.

(vi)	2019 Issuances and Activity

a.	Issuance of Shares – Valley Ag

In October 2019, the acquisition of Valley Ag was closed and 8.7 million PVS (as converted) of Cresco Labs Inc., valued at $48.9 million, were issued in conjunction with the consideration of the acquisition.

b.	September 2019 Financing

In September 2019, the Company completed an underwritten unit offering to issue 7.4 million “Offered Units” at a price of $7.55 per unit. The Offered Units comprised of one share and one-half warrant for a total of $55.5 million. The Company received cash proceeds of $52.3 million, net of commission and other fees, with a corresponding increase to equity of $49.2 million, less equity issuance costs of $3.2 million. Refer to Note 20 for information regarding warrants recorded as part of this offering.

On October 24, 2019, the Company issued an additional 0.6 million share purchase warrants at a price of $1.64 per additional warrant for gross proceeds of $0.9 million, pursuant to the partial exercise of the Underwriter’s over-allotment option related to the September 2019 financing discussed above. See Note 20 for further details.

c.	Issuance of Shares – MedMar

In April 2019, the acquisition of MedMar Inc. was approved by regulators and 3.0 million shares of Cresco Labs Inc. were issued in conjunction with the consideration of the acquisition.

(c)	Stock Purchase Warrants

Each whole warrant entitles the holder to purchase one SVS or PVS of the Company. A summary of the status of the warrants outstanding is as follows:

	Number of warrants*	Weighted- average exercise price
Balance as of January 1, 2019	397,079	$5.35
Issued	6,226,250	7.78
Exercised	(169,545)	6.16

Balance as of December 31, 2019	6,453,784	$7.73

Exercised	(270,635)	6.05

Balance as of December 31, 2020	6,183,149	$7.80

*	PVS presented on an “as-converted” basis to SVS (1-to-200)

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

During the year ended December 31, 2020, the Company recorded $2.5 million of warrant exercises into share capital. The 6.2 million outstanding warrants are from issuances to underwriters associated with the September 2019 financing and sellers from the Valley Ag acquisition, classified as long-term derivative liabilities. See Note 20 for information about valuation of liability-classified warrants.

During the year ended December 31, 2020, 0.2 million equity-classified warrants were exercised prior to their expiration for $1.4 million, resulting in a realized foreign currency exchange gain of $13 thousand and an increase to share capital of $2.0 million.

During the year ended December 31, 2019, 35 thousand broker warrants were exercised for $0.2 million, resulting in a realized foreign currency exchange gain of $35 thousand and an increase to share capital of $0.4 million.

No equity-classified warrants were issued during the years ended December 31, 2020 and 2019. No equity-classified warrants remain outstanding as of December 31, 2020 as all previously outstanding equity-classified warrants were exercised prior to expiration.

(d)	Distribution to Non-controlling Interest Holders

During the year ended December 31, 2020, in accordance with the underlying operating agreements, the Company declared and paid required tax distribution amounts to 2019 unit holders of Cresco Labs, LLC and other minority holders of $9.5 million.

During the year ended December 31, 2020, in accordance with the underlying operating agreements, the company declared required cash distributions to the minority interest holders of MedMar Rockford, LLC and MedMar Lakeview, LLC. The total declared distribution was $1.8 million, which will reduce non-controlling interest upon payment.

During the year ended December 31, 2020, the Company declared and made additional tax-related distributions to 2020 unit holders of Cresco Labs, LLC and other minority interest holders of $7.2 million. These distributions reduced non-controlling interest upon payment.

During the year ended December 31, 2019, in accordance with the underlying operating agreements, the Company declared and paid a distribution of profits to 2018 unit holders of Cresco Labs, LLC and other minority holders of $3.6 million.

(e)	Changes in Ownership and Non-controlling Interests

During the year ended December 31, 2020, redemptions of 15.7 million redeemable units occurred which were converted into an equivalent number of SVS. This redemption resulted in a decrease of 6.1% in non-controlling interest in Cresco Labs, LLC.

In April 2020, the holders of the non-controlling interest put option previously recorded as a derivative liability related to the acquisition of PDI exercised the right to put their shares to the Company at a predetermined price. This transaction resulted in a change of NCI for PDI from 2% as of March 31, 2020 to 0% as of June 30, 2020. See Note 20 for additional details regarding the put option.

In February 2019, the Company acquired an additional 1% of Phoenix Farms of Illinois, LLC decreasing non-controlling interest from 11% to 10%. The consideration paid was $0.2 million. This resulted in a $0.2 million increase in accumulated deficit and a $34 thousand decrease in non-controlling interest.

In May 2019, the Company acquired the remaining 10% of non-controlling interest from Phoenix Farms of Illinois, LLC. The consideration paid was $0.6 million.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

During the year ended December 31, 2019, redemptions of 1.7 million redeemable units occurred which were converted into an equivalent number of SVS. This redemption resulted in a decrease of 0.7% in non-controlling interest in Cresco Labs, LLC.

As of and for the year ended December 31, 2020, non-controlling interest included the following amounts before intercompany eliminations:

($ in thousands)	TSC Cresco, LLC	MedMar Inc. (Lakeview)	MedMar Inc. (Rockford)	Cresco Labs Ohio, LLC	SLO Cultivation Inc.	Other entities including Cresco Labs, LLC[1]	Eliminations	Total
Non-current assets	$4,064	$32,680	$20,634	$11,392	$23,848	$878,752	$—	$971,370
Current assets	31,489	26,199	37,996	41,258	79,822	298,846	(153,856)	361,754
Non-current liabilities	—	(11,942)	(2,279)	(7,113)	(10,643)	(381,749)	—	(413,726)
Current liabilities	(24,209)	(31,706)	(26,686)	(47,512)	(120,195)	(107,753)	163,421	(194,640)

Net assets	$11,344	$15,231	$29,665	$(1,975)	$(27,168)	$688,096	$9,565	$724,758

Net assets attributable to NCI	$3,197	$3,264	$4,468	$70	$(5,383)	$144,695 [3]	$—	$150,311

Revenue	$16,874	$31,320	$38,417	$14,646	$19,772	$386,257	$(31,035)	$476,251
Gross profit	9,882	16,404	20,136	3,332	(4,901)	243,674	(4,587)	283,940

Total comprehensive income (loss)	$8,440	$3,559	$10,738	$(7,996)	$(12,214)	$(39,089)	$—	$(36,562)

Comprehensive income (loss) allocated to NCI	$2,110	$441	$2,684	$(80)	$(2,443)	$42,651	$—	$45,363

NCI percentage at December 31, 2020	25.0%[1]	12.4%[2]	25.0%[2]	1.0%[1]	20.0%[1]	50.02%

[1]	The NCI percentage reflects the NCI that exists at Cresco Labs, LLC. There is a further 50.02% NCI related to NCI for Cresco Labs Inc.
[2]	The NCI percentage reflects the NCI that exists at Cresco Labs Inc.
[3]	Includes the effect of LLC unit redemptions and other adjustments

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

As of and for the year ended December 31, 2019, non-controlling interest included the following amounts before intercompany eliminations:

($ in thousands)	TSC Cresco, LLC	MedMar Inc. (Lakeview)		MedMar Inc. (Rockford)		Cresco Labs Ohio, LLC		SLO Cultivation Inc.		Other entities including Cresco Labs, LLC[1]		Eliminations		Total
Non-current assets	$3,185	$16,667		$21,419		$12,575		$23,317		$380,053		$—		$457,216
Current assets	14,081	750		1,644		30,949		47,529		116,472		(52,087)		159,338
Non-current liabilities	—	(1,634)		(1,993)		(95)		(13,940)		(126,100)		—		(143,762)
Current liabilities	(13,442)	(1,479)		(2,172)		(37,660)		(68,822)		(78,522)		51,928		(150,169)
Net assets	$3,824	$14,304		$18,898		$5,769		$(11,916)		$291,903		$(159)		$322,623

Net assets attributable to NCI	$1,567	$2,907		$2,081		$150		$(2,940)		$131,776		$—		$135,541
Revenue	$6,417	$4,088		$5,310		$7,759		$21,148		$99,290		$(15,478)		$128,534

Gross profit	5,037	1,999		2,565		2,210		(505)		61,935		(9,160)		64,081

Total comprehensive income (loss)	$5,747	$(980)		$(555)		$(6,259)		$(15,295)		$(47,960)		$—		$(65,302)

Comprehensive income (loss) allocated to NCI	$1,437	$(121)		$(139)		$(63)		$(3,059)		$(20,156)		$—		$(22,101)

NCI percentage at December 31, 2019	25.0%[1]	12.4%	Holders of SVS	25.0%	Holders of SVS	1.0%	Holders of SVS	20.0%	Holders of SVS	56.2%	Holders of SVS		Holders of SVS

[1]	The NCI percentage reflects the NCI that exists at Cresco Labs, LLC. There is a further 56.2% NCI related to NCI for Cresco Labs Inc.

NOTE 12. SHARE-BASED COMPENSATION

The Company has a share-based compensation plan (the “Plan”) for key employees and service providers. Under the Plan, options issued have no voting rights and vest proportionately over periods ranging from the grant date to four years from the issuance date. Stock options exercised are converted to SVS.

A summary of the status of the options outstanding consisted of the following:

	Number of stock options outstanding	Weighted- average exercise price
Outstanding – January 1, 2019	19,500,000	$2.11
Granted	4,474,000	7.48
Exercised	(934,682)	1.37
Forfeited	(669,150)	2.88

Outstanding – December 31, 2019	22,370,168	$3.19

Granted	7,278,021	5.04
Exercised	(1,945,401)	2.12
Origin House replacement awards	629,275	4.24
Forfeited	(5,845,350)	2.77

Outstanding - December 31, 2020	22,486,713	$3.96

Exercisable - December 31, 2020	9,550,535	$3.25

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

The following table summarizes the stock options outstanding as of December 31, 2020:

Expiration date	Stock options outstanding	Exercise price[1]	Stock options exercisable
October 2022	17,578	$3.13	17,578
April 2025	1,758	4.49	879
May 2025	3,516	6.01	2,636
June 2025	205,273	0.50 - 5.80	203,954
July 2025	3,515	5.43	2,637
September 2025	250,000	1.00	—
January - February 2026	75,000	1.00	75,000
May - June 2026	600,000	1.00	600,000
November - December 2026	17,500	1.00	17,500
January 2027	5,000	1.00	3,750
October 2027	200,000	1.00	200,000
November 2027	250,000	1.00 - 1.14	162,500
December 2027	328,120	1.14 - 4.17	265,620
March 2028	254,028	1.14	121,250
May - June 2028	610,000	2.25	235,000
July 2028	235,000	2.25 - 3.75	125,139
August 2028	403,120	3.75 - 6.31	240,620
September 2028	7,014,374	1.13 - 3.75	3,818,541
October - November 2028	1,788,750	3.75	868,750
December 2028	220,000	6.50	110,000
January 2029	149,876	6.67	149,876
February 2029	85,000	6.50	21,250
March 2029	272,000	11.25	68,000
June 2029	1,171,250	10.28	297,500
September 2029	1,186,250	5.90	293,750
December 2029	582,000	6.86	145,500
March 2030	597,000	2.99	—
May 2030	3,812,023	4.56	1,312,023
June 2030	885,000	4.11	—
July 2030	19,544	5.39	19,544
September 2030	555,000	6.00	—
December 2030	689,238	9.86 - 10.19	171,738

	22,486,713		9,550,535

1 Origin House replacement awards are denominated in Canadian dollars. Exercise prices have been translated to U.S. dollar equivalents as of December 31, 2020.

Weighted average stock price of options on the dates on which options were exercised during the years ended December 31, 2020 and 2019 was $5.96 and $7.12 per option, respectively.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

The fair value of stock options granted under the Plan during the years ended December 31, 2020 and 2019, was determined using the Black-Scholes option-pricing model with the following range of assumptions at the time of the grant:

	2020	2019
Risk-free annual interest rate	0.54% - 1.79%	1.97% to 2.49%
Expected annual dividend yield	—	—
Expected stock price volatility	65% to 81%	77% to 88%
Expected life of stock options	5 to 7 years	5.5 to 7 years
Forfeiture rate	5% - 15%	0% to 3%
Fair value at grant date	$1.84 to $6.48	$3.88 to $8.26
Stock price at grant date	$2.99 to $10.19	$5.90 to $11.25
Exercise price range	$2.99 to $10.19	$5.90 to $11.25

Volatility was estimated by using the average historical volatility of comparable companies from a representative peer group of publicly traded companies. An increase in volatility would result in an increase in fair value at grant date. The expected life in years represents the period of time that options issued are expected to be outstanding. The risk-free rate is based on U.S. treasury bills with a remaining term equal to the expected life of the options. The forfeiture rate is estimated based on historical forfeitures experienced by the Company.

During the years ended December 31, 2020 and 2019, the weighted-average fair value of stock options granted was $3.05 and $5.52 per option, respectively. As of December 31, 2020, stock options outstanding have a weighted-average remaining contractual life of 8.1 years.

During the year ended December 31, 2020, the Company issued 0.6 million replacement options with a weighted average exercise price of $4.24 per option in connection with the Origin House acquisition. The replacement options have expiration dates ranging between October 2022 and August 2028. As of December 31, 2020, 0.3 million options with a weighted average exercise price of $5.13 per option are exercisable.

Restricted Stock Units

During 2019, the Company established an RSU program to provide employees an additional avenue to participate in the successes of the Company. The fair value of RSUs granted was determined by the fair value of the Company’s share price on the date of grant. A number of RSUs granted had the ability to settle in cash. These awards were determined to be liability classified awards and are required to be marked-to-market as of the end of each reporting period through issuance. As of December 31, 2020 and 2019, the Company recorded $22 thousand and $0.3 million, respectively, in Deferred consideration, contingent consideration and other payables on the Consolidated Statements of Financial Position related to these awards.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

A summary of outstanding RSUs is provided below:

	Number of RSUs outstanding	Weighted average fair value
Outstanding - January 1, 2019	—	$—
Granted	404,215	8.58

Outstanding – December 31, 2019	404,215	$8.58

Granted	661,190	6.00
Origin House replacement awards	3,430,456	5.96
Vested and settled	(3,435,527)	5.23
Forfeited	(66,005)	8.91

Outstanding - December 31, 2020	994,329	$6.54

Liability classified as of December 31, 2020	2,210	$9.86

All liability classified awards above are vested and pending issuance into shares.

During the year ended December 31, 2020, the Company issued 3.4 million replacement RSUs with a weighted average fair value of $5.96 per share in connection with the Origin House acquisition. As a result of the acquisition, the vesting of the replacement RSUs was accelerated, with Canadian participants having the option to defer settlement. As such, there is no post-acquisition compensation expense required for these awards.

Deferred Share Awards

During the year ended December 31, 2020, the Company issued 1.6 million replacement deferred share awards in connection with the Origin House acquisition. The awards have a fair value of $5.96 per share, which is based on the Company’s share price as of the acquisition date. Awards are considered to be fully vested as of the acquisition date and therefore require no post-acquisition compensation expense. During the year ended December 31, 2020, 1.5 million shares settled into share capital. The remaining 0.1 million shares are pending issuance into shares as of December 31, 2020.

Expense Attribution

The Company recorded compensation expense for option awards in the amount of $15.8 million and $14.5 million for the years ended December 31, 2020 and 2019, respectively. For the years ended December 31, 2020 and 2019, the Company expensed $15.3 million and $13.8 million, respectively, to Selling, general and administrative expenses, with the remainder in Cost of sales – production costs and ending inventory. Unrecognized compensation expense as of December 31, 2020 for option awards is $16.8 million and will be recorded over the course of the next four years.

The Company recorded compensation expense for RSU awards in the amount of $1.5 million and $1.2 for the years ended December 31, 2020 and 2019, respectively, of which $1.0 million and $0.3 million, respectively, is included in Selling, general and administrative expenses, with the remainder in Cost of sales – production costs and ending inventory. Unrecognized compensation expense as of December 31, 2020 is $3.2 million and will be recognized over the course of the next three years.

The Company recorded post-acquisition compensation expense for replacement options in the amount of $51 thousand for the year ended December 31, 2020 in Selling, general and administrative expenses. Unrecognized compensation for replacement options was $6 thousand as of December 31, 2020 and will be recognized through the third quarter of 2021.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

As of December 31, 2020 and 2019, ending inventory includes immaterial and $0.9 million capitalized compensation expense related to both options and RSUs, respectively. Ending inventory includes compensation expense reductions attributable to an increased estimated forfeiture rate recognized during the year ended December 31, 2020 based on the Company’s historically experienced forfeitures. For the years ended December 31, 2020 and 2019, $1.8 million and $0.8 million, respectively, of compensation expense was recorded to Cost of sales – production costs, which includes $0.9 million and $39 thousand, respectively, related to compensation expense capitalized to inventory in prior years.

NOTE 13. ACQUISITIONS

(a)	Business Combinations

The table below summarizes significant business combinations completed during the year ended December 31, 2020:

Completed during the year ended December 31, 2020	Origin House (ii)
($ in thousands)
Total consideration
Common shares issued	$396,575
Replacement awards	31,671

Total consideration	$428,246

Net identifiable assets (liabilities) acquired
Cash	$32,984
Accounts receivable	7,565
Inventory	14,658
Biological assets	2,002
Other current assets	2,197
Property and equipment	18,625
Right-of-use assets	17,984
Loans receivable, long-term	331
Investment in associate	4,302
Investments	139
Customer relationships	63,600
Trade names	39,700
Licenses	5,900
Market related intangibles	2,374
Internally developed software	380

Total identifiable assets acquired	$212,741

Short-term liabilities	$(24,349)
Lease liabilities	(18,002)
Deferred and contingent consideration	(3,807)
Notes payable	(22,045)
Deferred tax liabilities	(30,200)

Net identifiable assets acquired	$114,338

Purchase price allocation
Net identifiable assets acquired	$114,338
Goodwill	313,908

Total consideration	$428,246

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

Under IFRS 3, the Company retrospectively adjusted the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of the acquisition date. During the year ended December 31, 2020, the Company updated its valuation of Origin House intangible assets acquired, which resulted in an increase of $9.2 million to the acquisition date value of intangible assets and an associated increase of $2.8 million to the acquisition date value of the deferred tax liability, resulting in an offsetting reduction in goodwill. The Company has completed the purchase accounting related to Origin House and is no longer within the measurement period as of the issuance of the Consolidated Financial Statements.

(i)	Wellbeings

On October 5, 2020, the Company acquired all remaining equity interests and voting rights of Wellbeings LLC (“Wellbeings”). As a result of this acquisition, the Company has control over a business that distributes and sells high quality CBD wellness products.

No consideration was transferred for this step acquisition, other than the Company recognized $0.2 million of goodwill and assumed $0.2 million of net liabilities. The Company recognized a $0.5 million loss on a previous investment in Wellbeings, offset by a gain of $0.3 million related to the reversal of an expected credit loss on a loan that was extended to Wellbeings by the Company prior to the acquisition.

(ii)	Origin House

On January 8, 2020, the Company announced that it had closed its acquisition of 100% of the membership interests of Origin House. As a result of this acquisition, the Company now holds additional licenses to cultivate and process medical and adult-use marijuana and new licenses to distribute medical and adult-use cannabis in the state of California. Additionally, the Company now holds licenses to operate a nicotine vape business in Canada with retail, online and wholesale revenues, as well as franchise locations.

Total consideration for the acquisition was $428.2 million. The consideration consisted of 66.5 million SVS issued as of the acquisition date, valued at $396.6 million, and 5.7 million replacement awards, valued at $31.7 million. The replacement awards are comprised of 3.4 million replacement RSUs, 1.6 million deferred share awards and 0.6 million replacement options. The Company recorded an increase of $51 thousand of post-acquisition share-based compensation expense related to the replacement options for the year ended December 31, 2020. See Note 12 for additional details.

As part of the acquisition, the Company recorded reserves of $0.1 million for potential payments contingent on future events. The matter was settled and paid during the year ended December 31, 2020. See Note 19 for additional details.

The Company calculated, on a pro forma basis, the combined results of the acquired entity as if the Origin House acquisition had occurred as of January 1, 2020. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2020 or of the future consolidated operating results.

Total unaudited pro forma Revenue and Net loss for the combined company for the year ended December 31, 2020 was $476.9 million and $37.0 million, respectively.

Contributed revenue and Net loss from the Origin House acquisition for the year ended December 31, 2020 was $88.7 million and $30.7 million, respectively.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

Since the first quarter of 2019, the Company has recorded transaction costs of $5.5 million in connection with the Origin House acquisition as Selling, general and administrative expenses in the Consolidated Statements of Operations.

The table below summarizes business combinations completed during the year ended December 31, 2019:

Completed during the year ended December 31, 2019	Valley Ag (iii)	HHH (iv)	Total
($ in thousands)
Total consideration
Cash	$18,774	$—	$18,774
Deferred cash consideration	25,990	26,606	52,596
Common shares issued	48,881	—	48,881
Derivative liability consideration	5,437	—	5,437
Contingent consideration	20,346	—	20,346
Loan settlement	10,146	4,807	14,953

	$129,574	$31,413	$160,987

Net identifiable assets (liabilities) acquired
Cash	$1,199	$313	$1,512
Accounts receivable	145	306	451
Inventory	800	4,703	5,503
Biological assets	—	1,436	1,436
Other current assets	558	18	576
Property & equipment	7,256	8,524	15,780
Right-of-use asset	6,836	—	6,836
Other non-current assets	81	1	82
Customer relationships	1,200	300	1,500
Non-compete agreement	—	300	300
License	53,400	12,000	65,400

Total identifiable assets acquired	$71,475	$27,901	$99,376

Short-term liabilities	$(690)	$(621)	$(1,311)
Lease liability	(6,980)	—	(6,980)
Long-term liability	—	(550)	(550)
Deferred tax liability	(16,108)	—	(16,108)

Net identifiable assets acquired	$47,697	$26,730	$74,427

Purchase price allocation
Net identifiable assets acquired	$47,697	$26,730	$74,427
Goodwill	81,877	4,683	86,560

Total consideration	$129,574	$31,413	$160,987

Net cash outflows
Cash consideration paid	$(18,774)	$(80)	$(18,854)
Cash acquired	1,199	313	1,512

Total	$(17,575)	$233	$(17,342)

No goodwill for any acquisition is expected to be deductible for tax purposes. Additionally, per IFRS 3, the Company retrospectively adjusted the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of the acquisition date. During the year ended December 31, 2019, the Company recognized additional goodwill of $13 thousand related to the updated valuation of deferred consideration. The measurement period yielded no changes during 2020 and the purchase price allocation has been finalized.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(iii)	Gloucester Street Capital, LLC

On October 8, 2019, the Company announced that it had closed its acquisition of 100% of the membership interests of Gloucester Street Capital, LLC, the parent entity of Valley Agriceuticals, LLC via a merger between Gloucester and a subsidiary of Cresco Labs. As a result of this acquisition, Cresco Labs now holds one of 10 vertically integrated cannabis business licenses granted in the State of New York by the New York State Department of Health.

Total consideration for the acquisition was $129.6 million. Total consideration consisted of $18.8 million in cash consideration, equity consideration of $49 thousand which consisted of 8.7 million PVS (as converted), warrants classified as long-term derivative liabilities convertible into 2.0 million PVS (as converted) valued at $5.4 million, $26 thousand in deferred cash consideration, valued at present value, $20.3 million in contingent consideration and settlement of a loan receivable valued at $10.1 million. The maximum payment of contingent consideration is 4.8 million PVS (as converted) (includes potential fractional shares to be paid in cash) of which the ultimate value will fluctuate along with the movement of the Company’s stock price. See section (c) and (d) of this note for discussion of the methodology of the calculation of contingent consideration. See Note 20 for additional detail on liability-classified warrants.

The Company calculated, on a pro forma basis, the combined results of the acquired entity as if the Valley Ag acquisition had occurred as of January 1, 2019. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2019 or of the future consolidated operating results.

Total unaudited pro forma revenue and net loss for the combined company for the year ended December 31, 2019 was $129.8 million and $68.9 million, respectively.

Contributed revenue and net loss from the Valley Ag acquisition was $0.8 million and $0.5 million, respectively, from the acquisition date through December 31, 2019.

The Company recorded transaction costs of $2.0 million in connection with the Valley Ag acquisition as Selling, general and administrative expenses in the Consolidated Statements of Operations for the year ended December 31, 2019.

(iv)	Hope Heal Health, Inc. (“HHH”) and 1880 West, LLC, (“1880 W”), collectively referred to as (“HHH”)

On October 1, 2019, in order to enter the Massachusetts market, Cresco Labs, LLC acquired HHH via certain agreements giving it operational control before cash consideration was settled. HHH holds licenses to cultivate, process and dispense medical and adult-use marijuana in the State of Massachusetts, and operates a medical marijuana dispensary in Fall River, Massachusetts which was granted the right to dispense adult-use cannabis. The legal closing and cash funding for HHH occurred on February 7, 2020.

Total consideration for the acquisition was $31.4 million consisting of deferred cash consideration, valued at present value, of $26.6 million and settlement of a pre-existing loan receivable valued at $4.8 million.

The Company calculated, on a pro forma basis, the combined results of the acquired entity as if the HHH acquisition had occurred as of January 1, 2019. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2019 or of the future consolidated operating results.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

Total unaudited pro forma revenue and net loss for the combined company for the year ended December 31, 2019 was $129.6 million and $68.3 thousand, respectively.

Contributed revenue and net income from the HHH acquisition was $2.0 million and $3.0 million, respectively, from the acquisition date through December 31, 2019.

The Company recorded transaction costs of $0.6 million in connection with the HHH acquisition in Selling, general and administrative expenses in the Consolidated Statements of Operations for the year ended December 31, 2019.

(b)	Deferred Consideration, Contingent Consideration and Other Payables

The following is a summary of deferred consideration and other payables balances as of December 31, 2020 and 2019, which are classified as short term:

($ in thousands)	IFRS 9 classification	2020	2019
MedMar contingent consideration liability for tax payments	FVTPL	$—	$2,000
MedMar contingent consideration liability	FVTPL	—	1,927
Interest payable - short term	Amortized Cost	—	1,464
HHH deferred consideration	FVTPL	—	27,237
Valley Ag deferred consideration	Amortized Cost	—	18,750
Valley Ag operating cash flows consideration	FVTPL	—	7,423
Valley Ag make-whole liability	FVTPL	—	800
Valley Ag contingent consideration	FVTPL	19,093	—
Liability-classified equity awards	FVTPL	22	339

Total Deferred consideration, contingent consideration and other payables		$19,115	$59,940

Decreases in deferred consideration between December 31, 2019 and December 31, 2020 are due to fair value adjustments and payments of deferred consideration related to acquisitions of MedMar, HHH and Valley Ag.

For the year ended December 31, 2020, the Company recognized a mark-to-market loss of $73 thousand on MedMar’s contingent consideration liability. During year ended December 31, 2020, the Company settled the contingent consideration liability with the issuance of 0.1 million SVS, valued at $0.5 million, and a cash payment of $1.5 million. As of December 31, 2020, the Company settled the $2.0 million contingent consideration liability for tax payments which is based on the counterparty’s expected tax liability for total consideration transferred for the acquisition with the issuance of 0.1 million SVS, valued at $1.1 million, and a cash payment of $0.9 million.

During the year ended December 31, 2020, the Company paid $27.5 million to settle the HHH deferred consideration and recorded $0.3 million in interest expense.

During the year ended December 31, 2020, the Company paid $18.8 million and issued 0.3 million PVS (as-converted), valued at $1.3 million, to settle the Valley Ag deferred consideration and corresponding interest payable.

The Valley Ag operating cash flows consideration was reclassified to long-term liabilities as it is expected to be settled in more than 12 months.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

The Valley Ag make-whole adjustment liability, which compensated previous owners for agreeing to a securities lock-up period, expired as of December 31, 2020. During the year ended December 31, 2020, the Company recognized mark-to-market losses of $0.7 million and made payments of 0.5 million SVS valued at $1.5 million for make-whole adjustment liability. No additional make-whole adjustment liability remains as of December 31, 2020.

During the year ended December 31, 2020, the Company recorded a mark-to-market fair value gain of $2.8 million related to contingent consideration for its Valley Ag acquisition. As of December 31, 2020, the estimated liability of $19.1 million is based on the present value of potential payments associated with market conditions and changes in the Company’s stock price. The Valley Ag contingent consideration remaining balance of $19.1 million was reclassified to current liabilities as it is expected to be settled within the next 12 months.

In connection with the Origin House acquisition, the Company acquired deferred consideration liabilities valued at $3.8 million, primarily related to $3.7 million of deferred consideration associated with Origin House’s previous acquisition of Cub City. In May 2020, the Company settled these obligations through issuance of 0.8 million SVS, valued at $2.2 million and cash payment of $1.5 million. In May 2020, the Company issued 0.3 million shares, valued at $1.0 million, in accordance with the post combination remuneration agreement with FloraCal.

The Company holds various real estate property approximating $10.0 million in fair value as collateral for certain deferred payment obligations.

(c)	Long-term Deferred and Contingent Consideration

The following is a summary of long-term contingent consideration as of December 31, 2020 and 2019:

($ in thousands)	IFRS 9 classification	2020	2019
Valley Ag contingent consideration	FVTPL	$—	$21,901
Valley Ag operating cash flows consideration	FVTPL	7,247	—

Total Long-term deferred and contingent consideration		$7,247	$21,901

During the year ended December 31, 2020, the Company recorded a $0.2 million decrease to the present value of Valley Ag operating cash flows consideration due to changes in the Company’s incremental borrowing rate and other present value considerations. As of December 31, 2020, the estimated liability of $7.2 million is based on the present value of expected payments associated with future cashflows of the acquired business.

NOTE 14. LONG-TERM NOTES AND LOANS PAYABLE

The following table represents the Company’s loans payable balances as of December 31, 2020 and 2019:

($ in thousands)	2020	2019
Term Loan	$180,863	$—
Interest payable	3,658	—
HHH Loan	—	550

Total borrowings and interest payable	$184,521	$550

Less Short-term borrowings and interest payable	(15,046)	—

Total Long-term notes and loans payable	$169,475	$550

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(a)	Amended Term Loan

On February 2, 2020, the Company closed on a senior secured term loan agreement (the “Term Loan”) for an aggregate principal amount of $100 million, with the option to increase the principal amount to $200 million. Of the $100 million Term Loan commitment, $92.4 million was committed by Tranche A lenders (the “Tranche A Commitment”) and $7.6 million was committed by Tranche B lenders (the “Tranche B Commitment”).

The Tranche A Commitment accrued interest at a rate of 12.7% per annum, payable in cash quarterly, and had a stated maturity of July 2021. The Tranche B Commitment accrued interest at a rate of 13.2% per annum, payable in cash quarterly, and had a stated maturity of January 2022. The Company’s effective interest rates for the Tranche A Commitment and Tranche B Commitment of the Term Loan were 17.0% and 16.1%, respectively. The Company capitalized $5.5 million and $0.4 million, respectively, of borrowing costs related to the Tranche A Commitment and Tranche B Commitment.

On December 11, 2020, the Company entered into an amendment to exercise the mutual option to increase the principal amount to $200 million and refinance the existing Term Loan and the Opaskwayak Cree Nation Loan (the “OCN Loan”), resulting in one amended term loan (the “Amended Term Loan”). As a result of the non-substantial debt modification of the existing Term Loan and the OCN Loan, a gain on debt modification of $4.3 million was recognized. Of the $200 million Amended Term Loan commitment, $11.7 million was committed by non-extending lenders (the “Non-Extending Lenders Commitment”), $97.3 million was committed by extending lenders (the “Extending Lenders Commitment”) and $91.0 million was committed by increasing lenders (the “Increasing Lenders Commitment”). The Company accelerated principal repayments of $5.4 million and $1.0 million to the OCN Loan lender and certain exiting Term Loan lenders, respectively.

The Non-Extending Lenders Commitment accrues interest at a rate of 12.7% per annum, payable in cash quarterly, and has a stated maturity of July 2021. The Extending Lenders Commitment and Increasing Lenders Commitment (the “Extending and Increasing Lenders Commitment”) accrues interest at a rate of 12.0% per annum, payable in cash quarterly, and have a stated maturity of January 2023. The Company’s effective interest rates for the Non-Extending Lenders Commitment and the Extending and Increasing Lenders Commitment are 18.1% and 17.6%, respectively. The Company capitalized $0.1 million and $11.8 million of borrowing costs related to the Non-Extending Lenders Commitment and the Extending and Increasing Lenders Commitment, respectively. Of the $11.9 million in deferred financing fees, $8.6 million is payable upon principal repayment of the Extending and Increasing Lenders Commitment and thus, was reflected within Other long-term liabilities.

The Amended Term Loan is secured by a guarantee from substantially all material subsidiaries of the Company, as well as by a security interest in certain assets of the Company and such material subsidiaries. The Amended Term Loan also contains negative covenants which restrict the actions of the Company and its subsidiaries during the term of the loan, including restrictions on paying dividends, making investments and incurring additional indebtedness.

The Company may prepay in whole or in part the Amended Term Loan at any time prior to the stated maturity date, subject to certain conditions, upon the payment of the outstanding principal amount (plus a specified prepayment premium) and all accrued and unpaid interest and fees.

For the year ended December 31, 2020, the Company recognized $16.0 million of interest expense attributable to the Term Loan, including interest expense related to the amortization of the debt issuance costs of $3.6 million.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(b)	OCN Loan

In conjunction with its January 8, 2020 acquisition of Origin House, the Company recorded a short-term liability, the OCN Loan, for an aggregate balance of $22.0 million as of the acquisition date, subject to a 10% interest rate and a stated maturity of June 2020. The weighted average effective interest rate of the OCN Loan was 23.8%.

On June 30, 2020, the OCN Loan was amended to extend the maturity date from June 30, 2020 to June 30, 2021 for an extension fee of $0.6 million which was recorded within Accounts payable and other accrued expenses and was amortized over the extended term. Fees, interest and principal payments were made in regular monthly installments through the maturity date. As a result of the non-substantial debt modification, the effective interest rate increased to 27.1% and a gain on debt modification of $1.1 million was recognized.

On September 29, 2020, the OCN Loan was amended to restate the principal repayment terms for an extension fee of $0.1 million which was recorded within Accounts payable and other accrued expenses. Fees, interest and principal payments were made in regular monthly installments through the maturity date. As a result of the non-substantial debt modification, the effective interest rate decreased to 18.8% and a loss on debt modification of $40 thousand was recognized.

For the year ended December 31, 2020, the Company recognized interest expense of $4.5 million attributable to the OCN Loan, including interest expense related to the accretion of discount on the OCN Loan of $2.5 million. As discussed above, the OCN Loan was settled in December 2020, in conjunction with the amendment of the Term Loan.

(c)	Other Loans

In conjunction with its October 1, 2019 acquisition of HHH, the Company recorded a long-term liability for the HHH Loan for an aggregate balance of $0.6 million with a stated maturity of June 2021. During June 2020, the Company paid off the $0.6 million outstanding principal balance as part of a sale-leaseback transaction. See Note 7 for additional details on the transaction.

NOTE 15. REVENUE AND LOYALTY PROGRAMS

(a)	Revenue

The following table represents the Company’s disaggregated revenue by source, primarily due to the Company’s contracts with its customers, for the years ended December 31, 2020 and 2019:

($ in thousands)	2020	2019
Wholesale	$274,000	$79,927
Dispensary	202,251	48,607

Total Revenue	$476,251	$128,534

The Company generates revenue at the point in time the control of the product is transferred to the customer, as the Company has a right to payment, and the customer has assumed significant risks and rewards of such product. The Company does not engage in long-term sales contracts.

During the year ended December 31, 2019, the Company recorded $2.1 million of revenue under IFRS 15 related to a bill-and-hold arrangement for products not shipped as of December 31, 2019.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(b)	Loyalty Programs

The Company has customer loyalty programs where retail customers accumulate points based on their level of spending. These points are recorded as a contract liability until customers redeem their points for discounts on cannabis and vape products as part of an in-store sales transaction. In addition, the Company records a performance obligation as a reduction of revenue based on the estimated probability of point obligation incurred, which is calculated based on a standalone selling price that ranges between $0.025 and $0.10 per loyalty point. Upon redemption, the loyalty program obligation is relieved, and the offset is recorded as revenue. As of December 31, 2020, there were 52.5 million points outstanding, with an approximate value of $0.8 million. The Company expects the outstanding loyalty points will be redeemed within one year.

NOTE 16. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

For the years ended December 31, 2020 and 2019, Selling, general and administrative expenses consisted of the following:

($ in thousands)	2020	2019
Salaries and related	$81,067	$28,519
Consulting and professional fees	24,576	18,091
Advertising and marketing	19,030	12,630
Office	17,696	4,884
Share based compensation	16,659	14,046
Provision expense (Note 19)	13,600	—
Excise taxes	13,167	4,341
Technology	7,604	1,989
Insurance	4,358	1,911
Travel and entertainment	3,074	4,154
Rent expense	1,478	286
Business expansion costs	1,586	1,524
Other	2,843	1,743

Total Selling, general and administrative expense	$206,738	$94,118

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

NOTE 17. OTHER (EXPENSE) INCOME, NET

For the years ended December 31, 2020 and 2019, Other (expense) income, net consisted of the following:

($ in thousands)	2020	2019
(Loss) gain on derivative instruments (Note 20)	$(13,319)	$(3,236)
Gain on conversion of loan to investment	—	703
Gain (loss) on changes in fair value of deferred and contingent consideration (Note 13)	2,126	(3,186)
Gain on debt modification (Note 14)	5,409	—
Gain on changes in fair value of loans receivable (Note 20)	921	1,515
Impairment on loan receivable (Note 20)	(902)	(3,037)
Loss on sale leaseback transactions (Note 7)	—	(670)
Sale and leaseback settlement costs (Note 7)	(479)	—
Dividend income	—	97
Unrealized loss on investments held at fair value (Note 8)	(160)	(2,827)
(Loss) gain on foreign currency	(2,394)	421
Other (loss) income on investments	(1,000)	—
Gain on dissolution of previously held equity investment (Note 8)	—	1,309
Other income, net	1,789	264

Total Other (expense) income, net	$(8,009)	$(8,647)

NOTE 18. RELATED PARTY TRANSACTIONS

(a) Compensation of Key Management Personnel

The Company’s key management personnel, consisting of the executive management team and management directors, have the authority and responsibility for planning, directing, and controlling the activities of the Company. The material transactions with related parties and changes in related party balances for the year ended December 31, 2020 are discussed below.

Key management personnel compensation for the years ended December 31, 2020 and 2019 was as follows:

($ in thousands)	2020	2019
Management compensation	$6,234	$3,139
Share-based compensation expense	10,992	5,972

Total	$17,226	$9,111

As of December 31, 2020 and 2019, the Company had receivables of $0.2 million and $0.7 million, respectively, with key management personnel.

As of December 31, 2020 and 2019, the Company had payables of $2.3 million and $0.1 million, respectively, with key management personnel.

Key management personnel hold 109.4 million redeemable units of Cresco Labs, LLC, which is equal to $125.6 million of Non-controlling interests as of December 31, 2020. During the year ended December 31, 2020 and 2019, 83.3% and 71.9%, respectively, of required tax distribution payments to holders of Cresco Labs, LLC were made to key management personnel.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(b)	Related Parties - Debt

As of December 31, 2020, the Company had borrowings with related parties of $18.3 million related to the Company’s Term Loan. During the year ended December 31, 2020 and 2019, the Company recorded interest expense related to borrowings with related parties of $1.8 million and $nil, respectively. As of December 31, 2020 and 2019, the Company had interest payable related to borrowings with related parties of $0.1 million and $nil, respectively. See Notes 14 and 23 for additional details.

(c)	Related Parties - Leases

The Company has lease liabilities for real estate lease agreements in which the lessors have minority interest in SLO and MedMar Inc. The lease liabilities were incurred in January 2019 and May 2020 and will expire in 2027 through 2036.

The Company has lease liabilities for real estate lease agreements in which the lessor is a member of key management personnel. The lease liabilities were incurred by entering into operating leases and sale and leaseback transactions with lease terms that will expire in 2030 during the year ended December 31, 2020. During the year ended December 31, 2020, the sale and leaseback transactions resulted in net funding of $8.6 million. During the year ended December 31, 2020, the Company received tenant improvement allowance reimbursements of $0.8 million related to these lease agreements and expects to receive further reimbursements of $2.2 million as of December 31, 2020.

Below is a summary of the expense resulting from the related party lease liabilities for the years ended December 31, 2020 and 2019.

	2020		2019
($ in thousands)	Depreciation expense	Interest expense	Depreciation expense	Interest expense
Finance lease liability; lessor has minority interest in SLO	$295	$1,494	$382	$1,650
Finance lease liability; lessor has minority interest in MedMar	209	281	155	177
Finance lease liability; lessor is a member of key management personnel	551	564	—	—

Additionally, below is a summary of the ROU assets and lease liabilities attributable to related party lease liabilities.

	2020		2019
($ in thousands)	ROU asset	Lease liability	ROU asset	Lease liability
Finance lease liability; lessor has minority interest in SLO	$5,219	$8,551	$9,930	$11,727
Finance lease liability; lessor has minority interest in MedMar	2,322	2,552	1,292	1,380
Finance lease liability; lessor is a member of key management personnel	8,371	6,925	—	—

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

NOTE 19. COMMITMENTS AND CONTINGENCIES

(a)	Claims and Litigation

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits, except as disclosed below, that could reasonably be expected to have a material effect on the results of the Company’s operations. There are also no proceedings in which any of the Company’s directors, officers, or affiliates are an adverse party or has a material interest adverse to the Company’s interest.

During the year ended December 31, 2020, the Company recorded a provision of $0.1 million related to the Origin House acquisition. The Company subsequently reached an agreement to settle the previously recorded $0.1 million provision. The cash payment to settle the liability was made during the year ended December 31, 2020.

During the year ended December 31, 2020, a former executive of the Company commenced proceedings against the Company. On January 29, 2021, the Company commenced an action in the Supreme Court of British Columbia against various parties, including this former executive and a special purpose acquisition entity. On February 1, 2021, a binding settlement was reached and the terms were memorialized in an agreement as of March 1, 2021. The agreed-upon terms included a payment of 1.3 million SVS to the counterparty relating to certain equity awards previously held by the counterparty in exchange for a number of covenants including non-solicitation, non-hire, certain provisions surrounding voting rights and limitations on future sales of Company shares. As contemplated by the settlement, the Company discontinued the action on February 4, 2021 and a mutual release of claims resulted. At December 31, 2020, the Company recorded an estimated liability, based on certain assumptions impacting the value of the settlement and benefits to the Company, of $13.6 million for this settlement within Accounts payable and other accrued expenses, in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and IAS 10 Events After the Reporting Period. The payment of 1.3 million SVS was made during the first quarter of 2021.

(b)	Contingencies

The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. While management believes that the Company is in substantial compliance with applicable local and state regulations as of December 31, 2020, cannabis regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties or restrictions in the future.

(c)	Commitments

As of December 31, 2020, the Company had total commitments related to construction projects of $31.6 million, which will mostly be reimbursed through tenant improvement allowances in 2021.

NOTE 20. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Financial Instruments

The Company’s financial instruments are held at amortized cost (adjusted for impairments or expected credit losses, as applicable) or FVTPL. The carrying values of financial instruments held at amortized cost approximate their fair values as of December 31, 2020 and 2019 due to their nature and relatively short maturity date. Financial assets and liabilities with embedded derivative features are carried at FVTPL.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 – Inputs for the asset or liability that are not based on observable market data.

There have been no transfers between fair value levels valuing these assets during the year.

The following tables summarize the Company’s financial instruments as of December 31, 2020 and 2019:

	2020
($ in thousands)	Amortized Cost	Level 1	Level 2	Level 3	Total
Financial Assets:
Cash and cash equivalents	$136,339	$—	$—	$—	$136,339
Restricted cash[1]	4,435	—	—	—	4,435
Accounts receivable, net	29,266	—	—	—	29,266
Loans receivable, short-term	921	—	2,237	(720)	2,438
Loans receivable, long-term	1,204	—	—	20,020	21,224
Investments[2]	3,192	—	1,049	119	4,360
Security deposits	3,558	—	—	—	3,558
Financial Liabilities:
Accounts payable and other accrued expenses	$86,326	$—	$—	$—	$86,326
Short-term borrowings	15,046	—	—	—	15,046
Current portion of lease liabilities	24,742	—	—	—	24,742
Deferred consideration, contingent consideration and other payables	—	22	—	19,093	19,115
Derivative liabilities, long-term	—	—	30,129	—	30,129
Lease liabilities	145,320	—	—	—	145,320
Deferred consideration and contingent consideration	—	—	—	7,247	7,247
Long-term notes payable and loans payable	169,475	—	—	—	169,475

[1]	Restricted cash balances include various escrow accounts related to investments, acquisitions, facility requirements and building improvements.
[2]	Investment balances in the amortized cost column represent equity method investments.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

	2019
($ in thousands)	Amortized Cost	Level 1	Level 2	Level 3	Total
Financial Assets:
Cash and cash equivalents	$49,102	$—	$—	$—	$49,102
Restricted cash[1]	5,050	—	—	—	5,050
Accounts receivable, net	16,455	—	—	—	16,455
Loans receivable, short-term	644	—	—	—	644
Loans receivable, long-term	390	—	18,243	—	18,633
Investments	—	—	1,210	68	1,278
Security deposits	1,084	—	—	—	1,084
Financial Liabilities:
Accounts payable and other accrued expenses	$62,834	$—	$—	$—	$62,834
Current portion of lease liabilities	12,019	—	—	—	12,019
Deferred consideration, contingent consideration and other payables	49,451	339	—	10,150	59,940
Derivative liabilities, short-term	—	—	178	—	178
Derivative liabilities, long-term	—	—	15,243	—	15,243
Lease liabilities	82,856	—	—	—	82,856
Deferred consideration and contingent consideration	—	—	—	21,901	21,901
Long-term notes payable and loans payable	550	—	—	—	550

[1]Restricted	cash balances include various escrow accounts related to investments, acquisitions and facility licensing requirements.

(a)	Loans receivable, short-term

The following is a summary of Loans receivable, short-term balances and IFRS 9 classifications (discussed further below) as of December 31, 2020 and 2019:

($ in thousands)	IFRS 9 classification	2020	2019
Short-term loans receivable - Lighthouse	FVTPL	$1,517	$—
Interest receivable	Amortized cost	921	644

Total Loans receivable, short-term		$2,438	$644

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(i)	Lighthouse Loan

On August 12, 2019, the Company issued a secured convertible promissory note that is convertible, at the Company’s discretion, into additional membership units approximating 1% ownership of the parent company of Lighthouse. At inception, the loan had a maturity of 18 months. This loan is measured at FVTPL and as of December 31, 2020, this loan had a fair value of $1.5 million. As of December 31, 2019, this loan had a fair value of $2.2 million and was classified as Loans receivable, long-term. See Note 8 for discussion of the Company’s investment in Lighthouse

Expected Credit Loss

The Company calculates ECLs for Loans receivable, short-term by considering cash shortfalls on a discounted basis it would incur in various default scenarios for prescribed future periods and multiplying the shortfalls by the probability of each scenario occurring, which is determined through the exercise of judgment. The Company recognized impairment losses of $0.7 million and $nil during the years ended December 31, 2020 and 2019, respectively, on Loans receivable, short-term.

(b)	Loans receivable, long-term

($ in thousands)	IFRS 9 classification	2020	2019
Long-term loans receivable - Verdant	FVTPL	$20,020	$16,007
Long-term loans receivable - Lighthouse	FVTPL	—	2,236
Long-term loans receivable - Other	Amortized cost	367	390
Interest receivable	Amortized cost	837	—

Total Loans receivable, long-term		$21,224	$18,633

(i)	Verdant Loan

The Company entered into certain loan arrangements with Verdant Creations, LLC that contained embedded derivatives comprised of a call and put option and a stated interest rate of 5.25%. Settlement of the instruments varies based on contingent events and returns are not fixed. As such, the Company records this loan receivable at FVTPL. Each period, the loan is measured using a probability-weighting analysis of expected outcomes, which utilizes Level 3 inputs. The inputs included market rates ranging from 1.7% to 17.4%, a risk-free rate of 0.1% and expected settlement timing of less than 12 months. Refer to Note 25 for additional information regarding the acquisition of Verdant Creations, LLC. Changes in Level 3 inputs and assumptions utilized resulted in a fair value gain of $0.9 million and $2.0 million for the year ended December 31, 2020 and 2019, respectively.

The loan had a fair value of $20.0 million and $16.0 million as of December 31, 2020 and 2019, respectively, with attributable long-term interest receivable of $0.8 million and $nil, respectively, and short-term interest receivable of $0.5 million and $nil, respectively. As of the year ended December 31, 2020, of the $16.9 million maximum loan commitment, $17.1 million was drawn on these loans as the Company allowed the borrower to exceed the maximum loan commitment. The loan arrangements will be effectively settled and included as a part of purchase consideration upon the Company’s acquisition of Verdant Creations, LLC. Refer to Note 25 for additional information regarding the acquisition of Verdant Creations, LLC.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(ii)	Other Loans

In connection with the acquisition of Origin House, the Company assumed a loan receivable with a fair value of $0.4 million and $0.3 million as of December 31, 2020 and the acquisition date, respectively.

An outstanding long-term loan receivable with Wellbeings of $0.5 million was effectively settled as a preexisting relationship between the acquirer and acquiree as part of the business combination, resulting in a reversal of the $0.3 million expected credit loss that was previously recorded against the loan balance.

Expected Credit Loss

The Company calculates ECLs for Loans receivable, long-term by considering cash shortfalls on a discounted basis it would incur in various default scenarios for prescribed future periods and multiplying the shortfalls by the probability of each scenario occurring, which is determined through the exercise of judgment. The Company recognized impairment losses of $0.2 million and $nil, net of reversals, during the year ended December 31, 2020 and 2019 on Loans receivable, long-term.

(c)	Derivative Liability

In conjunction with its acquisition of PDI, the Company recorded a derivative liability of $0.2 million at the acquisition date for an NCI put option, by which the remaining NCI holders could put their shares for a fixed amount of cash within one year of the acquisition legal close/funding date. The derivative was valued using a discount rate of 9.0%. In April 2020, these holders exercised their put option which resulted in the Company paying $0.2 million to purchase the unowned interest of PDI, the Company recorded a $25 thousand mark-to-market loss to match the settlement value.

(d)	Share Purchase Warrants

At December 31, 2020, the Company had 6.2 million warrants outstanding classified as Derivative liabilities, long-term, from issuances to underwriters associated with September 2019 financing and sellers from the Valley Ag acquisition.

During the year ended December 31, 2020, 43 thousand Valley Ag warrants were exercised for $0.2 million, resulting in a realized loss of $47 thousand and an increase to share capital of $0.4 million. During the year ended December 31, 2020, 18 thousand Randsburg warrants were exercised for $0.1 million, resulting in an increase to share capital of $0.1 million. No additional Randsburg warrants remain outstanding as of December 31, 2020.

During the year ended December 31, 2020, the Company recorded a mark-to-market loss of $13.3 million, due to changes in the Company’s share price and other market factors, and an unrealized foreign exchange loss of $1.8 million. For the year ended December 31, 2019, the Company recorded a mark-to-market loss of $0.2 million due to changes in share price and an unrealized foreign exchange gain of $12 thousand.

All warrants classified as long-term derivative liabilities are measured at FVTPL.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

As of December 31, 2020 and 2019, the fair value of liability-classified warrants was determined using the Black-Scholes option-pricing model utilizing the following assumptions:

	2020	2019
Risk-free annual interest rate	0.13%	1.58% - 1.61%
Expected annual dividend yield	0%	0%
Expected stock price volatility	83%	81%
Expected life of stock warrants	1.75 - 1.83 years	0.4 - 1.4 years
Forfeiture rate	0%	0%
Share price at period end	$9.86	$6.86

Volatility was estimated by using the average historical volatility of comparable companies from a representative peer group of publicly traded cannabis companies. An increase in volatility would result in an increase in fair value at grant date. The expected life in years represents the period of time before warrants expire. The risk-free rate is based on U.S. treasury bills with a remaining term equal to the expected life of the options. The Company does not expect grantees to forfeit warrants.

Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board and Company management mitigate these risks by assessing, monitoring and approving the Company’s risk management processes:

(a)	Credit and Banking Risk

Credit risk is the risk of a potential loss to the Company if a customer or a third party to a financial instrument fails to meet its contractual obligations. The maximum credit exposure at December 31, 2020 and 2019 is the carrying amount of cash, accounts receivable, and loans receivable. The Company does not have significant credit risk with respect to its customers or loan counterparties, based on cannabis industry growth in its key markets and the low interest rate environment. Although all deposited cash is placed with U.S. financial institutions in good standing with regulatory authorities, changes in U.S. federal banking laws related to the deposit and holding of funds derived from activities related to the cannabis industry have passed the House of Representatives but have not yet been voted on within the Senate. Given that current U.S. federal law provides that the production and possession of cannabis is illegal, there is a strong argument that banks cannot accept for deposit funds from businesses involved with the cannabis industry.

The novel coronavirus (“COVID-19”) was declared a pandemic by the World Health Organization on March 12, 2020. During the fourth quarter of 2020, the first vaccine utilized to prevent coronavirus infection was approved by the US Food and Drug Administration. There remains significant economic uncertainty and consequently it is difficult to reliably measure the potential impact of this uncertainty on the Company’s future financial results.

The Company’s aging of Accounts receivables as of December 31, 2020 and 2019 was approximately as follows:

($ in thousands)	2020	2019
0 to 60 days	$27,604	$10,276
61 to 120 days	1,134	5,551
120 days +	1,224	899

Total accounts receivable, gross	$29,962	$16,726

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

For the years ended December 31, 2020 and 2019, the Company recorded bad debt expense of $0.4 million and $0.3 million, respectively, to account for expected credit loss and recorded an additional $0.4 million and $0.2 million, respectively, in bad debt related to invoice write-offs.

(b)	Asset Forfeiture Risk

Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry which are either used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property was never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.

(c)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company primarily manages liquidity risk through the management of its capital structure by ensuring that it will have sufficient liquidity to settle obligations and liabilities when due. As of December 31, 2020, the Company had working capital (defined as current assets less current liabilities) of $167.1 million, which reflects the amendment of the Term Loan as discussed in Note 14.

In December, 2020 the Company amended the existing term loan facility increasing the total principal outstanding to $200 million. In December 2019, the Company entered into the ATM Offering for subordinated voting shares in the Company to be issued at the discretion of management to raise up to C$55 million to fund corporate operations. See Note 11 for further information. Additionally, the Company expects to receive tenant improvement allowances of $47.7 million to fund further expansion. Information about tenant improvement allowances and the maturity analysis for lease obligations is located in Note 7. The Company will continue to raise capital as needed to fund operations and expansion.

In addition to the commitments outlined in Note 7, the Company has the following contractual obligations as of December 31, 2020:

($ in thousands)	< 1 Year	1 to 3 Years	3 to 5 Years	Total
Accounts payable & other accrued expenses	$86,326	$—	$—	$86,326
Deferred consideration, contingent consideration and other payables	19,115	—	—	19,115
Deferred consideration and contingent consideration	—	7,247	—	7,247
Long-term notes payable and loans payable and Short-term borrowings	15,046	169,475	—	184,521

Total obligations as of December 31, 2020	$120,487	$176,722	$—	$297,209

In addition to the commitments outlined in Note 7, the Company has the following contractual obligations as of December 31, 2019:

($ in thousands)	< 1 Year	1 to 3 Years	3 to 5 Years	Total
Accounts payable and other accrued expenses	$62,834	$—	$—	$62,834
Deferred consideration, contingent consideration and other payables	59,940	—	—	59,940
Deferred consideration and contingent consideration	—	21,901	—	21,901
Other long-term liabilities	—	550	—	550

Total obligations as of December 31, 2019	$122,774	$22,451	$—	$145,225

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(d)	Market Risk

(i)	Currency Risk

The operating results and financial position of the Company are reported in U.S. dollars. As of December 31, 2020 and 2019, the Company’s financial assets and liabilities are denominated primarily in U.S. dollars. However, from time to time some of the Company’s financial transactions are denominated in currencies other than the U.S. dollar. The results of the Company’s operations are subject to currency transaction and translation risks. The Company recorded a $2.4 million foreign exchange loss and a $0.4 million foreign exchange gain during the years ended December 31, 2020 and 2019, respectively. See Note 17 for additional details.

As of December 31, 2020 and 2019, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

(ii)	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. An increase or decrease in the Company’s incremental borrowing rate by 10% would result in an associated increase or decrease in Deferred consideration, contingent consideration and other payables and Interest expense, net of $0.2 million. The Company’s effective interest rates for its Term Loan range from 17.6% to 18.1% and the stated interest rate varies from 12.0% to 12.7% based on the term elected by the lender. See Note 14 for further information.

(iii)	Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company is subject to price risk related to derivative liabilities and contingent consideration that are valued based on the Company’s own stock price. An increase or decrease in stock price by 10% would result in an associated increase or decrease of $6.7 million or $6.5 million, respectively, in both the fair value of derivative liabilities and contingent consideration and Other (expense) income, net.

(iv)	Tax Risk

Tax risk is the risk of changes in the tax environment that would have a material adverse effect on the Company’s business, results of operations, and financial condition. Currently, state licensed marijuana businesses are assessed a comparatively high effective federal tax rate due to section 280E, which bars businesses from deducting all expenses except their cost of sales when calculating federal tax liability. Any increase in tax levies resulting from additional tax measures may have a further adverse effect on the operations of the Company, while any decrease in such tax levies will be beneficial to future operations. See Note 24 for the Company’s disclosure of uncertain tax positions.

(v)	Regulatory Risk

Regulatory risk pertains to the risk that the Company’s business objectives are contingent, in part, upon the compliance of regulatory requirements. Due to the nature of the industry, the Company recognizes that regulatory requirements are more stringent and punitive in nature. Any delays in obtaining, or failure to obtain regulatory approvals can significantly delay operational and product development and

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

can have a material adverse effect on the Company’s business, results of operation, and financial condition. The Company is cognizant of the advent of regulatory changes occurring in the cannabis industry on the city, state, and national levels. Although regulatory outlook on the cannabis industry has been moving in a positive trend, the Company is aware of the effect that unforeseen regulatory changes could have on the goals and operations of the business as a whole.

NOTE  21. SEGMENT INFORMATION

The Company operates in one segment, the cultivation, manufacturing, distribution, and sale of cannabis.

For the year ended December 31, 2020, the Company generated 98% of its revenue in the United States with the remainder generated in Canada. For the year ended December 31, 2019, all revenues were generated in the United States.

NOTE  22. EARNINGS (LOSS) PER SHARE

Earnings (loss) per share (“EPS”) is calculated by dividing the net earnings or loss attributable to shareholders by the weighted average shares outstanding.

Potentially dilutive securities of approximately 146.2 million and 152.1 million for the years ended December 31, 2020 and 2019, respectively, were excluded in the calculation of diluted EPS for these periods as their impact would have been anti-dilutive due to net losses in the periods.

The following is a reconciliation for the calculation of basic and diluted loss per share for the years ended December 31, 2020 and 2019:

(in thousands, except per share data)	2020	2019
Basic and diluted loss per share
Net loss attributable to Cresco Labs Inc. shareholders	$(81,925)	$(43,201)
Weighted-average number of shares outstanding	210,466	118,318

Loss per share – basic and diluted	$(0.39)	$(0.37)

NOTE 23. INTEREST (EXPENSE) INCOME, NET

Interest expense, net consisted of the following for the years ended December 31, 2020 and 2019:

($ in thousands)	2020	2019
Interest expense – leases	$(20,375)	$(7,078)
Interest expense – notes and loans payable	(14,353)	—
Accretion of debt discount and amortization of deferred financing fees	(6,139)	—
Other interest expense	(40)	(2,380)
Interest income	1,414	1,583

Total Interest expense, net	$(39,493)	$(7,875)

See Note 7 for additional information regarding Interest expense – leases and Note 14 for additional information on Interest expense – notes and loans payable and Accretion of debt discount and amortization of deferred financing fees.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

NOTE	24. PROVISION FOR INCOME TAXES AND DEFERRED INCOME TAXES

The Company accounts for income taxes in accordance with IAS 12 Income Taxes, under which deferred tax assets and liabilities are recognized based upon anticipated future tax consequences attributable to differences between financial statement carrying values of assets and liabilities and the respective tax bases.

As the Company operates in the legal cannabis industry, the Company is subject to the limits of Internal Revenue Code (“IRC”) Section 280E for US federal income tax purposes as well as state income tax purposes for all states except for California. Under IRC Section 280E, the Company is only allowed to deduct expenses directly related to sales of product. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E. However, the State of California does not conform to IRC Section 280E and, accordingly, the Company deducts all operating expenses on its California Franchise Tax Returns.

The Company is treated as a United States corporation for US federal income tax purposes under IRC Section 7874 and is subject to US federal income tax on its worldwide income. However, for Canadian tax purposes, the Company, regardless of any application of IRC Section 7874, is treated as a Canadian resident company (as defined in the Income Tax Act (Canada) (the “ITA”) for Canadian income tax purposes. As a result, the Corporation is subject to taxation both in Canada and the United States.

As of December 31, 2020, the Company has $nil million of non-capital Canadian losses, $78.7 million of state net operating losses which expire in 2038-2040, and $31.0 million of US federal net operating losses which have an indefinite carryforward period. When calculating these amounts, the Company reduced the gross loss carryforwards by valuations allowances. The Company determined a valuation allowance was applicable to $55.6 million of non-Capital Canadian losses, $25.9 million of state net operating losses, and $7.6 million of US federal net operating losses. Many of these NOL carryforwards currently subject to the valuation allowance will expire if they are not used within certain periods. Management has determined that it is more likely than not that the benefit from these NOL carryforwards will not be realized.

As of December 31, 2019, the Company had $1.7 million of non-capital Canadian losses which expire in 2038-2039, $12.3 million of California net operating losses which expire in 2038-2039, and $0.9 million of US federal net operating losses which have an indefinite carryforward period.

The Company determined that the tax impact of certain arrangements between its management companies and operating companies is not probable of being sustained under IFRIC 23 due to the evolving interpretations of IRC Section 280E. As a result, the Company recorded a reserve for an uncertain tax position of $15.5 million and $7.5 million as of December 31, 2020 and 2019, respectively. Of this amount, $0.6 million relates to penalties and $0.5 million relates to interest as of December 31, 2020, and $0.5 million relates to penalties and $0.2 million relates to interest as of December 31, 2019.

The amounts above may differ from the amounts recorded in Deferred tax asset and Deferred tax liability in the Consolidated Statements of Financial Position due to netting for tax filing groups for which the company has the legal right and intention to settle on a net basis as allowable under IAS 12.71.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

Provision for income taxes consists of the following for the years ended December 31, 2020 and 2019:

($ in thousands)	2020	2019
Current
Federal	$35,784	$10,455
State	12,383	2,830

Total current	$48,167	$13,285

Deferred
Federal	$(2,566)	$1,124
State	(1,881)	52

Total deferred	$(4,447)	$1,176

Total	$43,720	$14,461

As of December 31, 2020 and 2019, the components of deferred tax assets and liabilities were as follows:

($ in thousands)	2020	2019
Deferred tax assets
Share-based compensation	$2,080	$1,177
Net operating losses	12,440	1,285
Lease liabilities	20,146	13,202
Inventory	—	188
Other	817	425

Total deferred tax assets	$35,483	$16,277

Deferred tax liabilities
Biological assets	$(7,396)	$(4,213)
ROU assets	(8,699)	(6,488)
Inventory	(8,026)	—
Property, plant and equipment	(8,407)	(7,923)
Intangible assets	(48,517)	(18,877)
Other	(137)	(227)

Total deferred tax liabilities	$(81,182)	$(37,728)

Net deferred tax liabilities	$(45,699)	$(21,451)

The amounts above may differ from the amounts recorded in Deferred tax asset and Deferred tax liability in the Consolidated Statements of Financial Position due to netting for tax filing groups for which the company has the legal right and intention to settle on a net basis as allowable under IAS 12.71.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

The reconciliation between the effective tax rate on income from continuing operations and the statutory tax rate is as follows:

($ in thousands)	2020	2019
Expected income tax (recovery) expense at statutory tax rate	$4,833	$(10,783)
Tax rate differences	76	(5,383)
Pass through and non-controlling entities	(13,559)	186
State tax expense, net	11,148	1,726
Permanently non-deductible items	29,635	16,382
Uncertain tax treatment	7,598	4,875
Share-based compensation	3,349	3,869
Change in tax status	—	3,102
Return-to-provision and other prior period adjustments	(4,301)	—
Net changes in deferred tax assets not recognized	5,586	608
Other	(645)	(121)

Income tax expense	$43,720	$14,461

Effective tax rate	206.8%	(28.4%)

Movement in net deferred tax liabilities:

($ in thousands)	2020	2019
Balance at the beginning of the year	$(21,451)	$(4,459)
Recognized in profit/loss	4,447	(1,176)
Recognized in goodwill	(30,199)	(16,108)
Recognized in equity	1,504	292

Balance at the end of the year	$(45,699)	$(21,451)

For the year ended December 31, 2020, the Company recognized in equity a deferred tax asset of $1.5 million comprised of $0.3 million related to the previous adoption IFRS 16 and a deferred tax asset of $0.2 million related to share-based compensation reserve and other transactions with shareholders. In 2020, the Company recorded a deferred tax asset of $1.0 million related to the step-up in basis from shareholder redemptions under the tax receivable agreement for Cresco Labs, LLC.

The Company also recognized in equity other activity in addition to the deferred tax asset. This includes the tax receivable agreement liability of $0.8 million related to estimated payables to certain shareholders, and $0.1 million related to permanent adjustments to the share based compensation reserve.

For the year ended December 31, 2019, the Company recognized in equity a deferred tax asset of $0.3 million comprised of $0.4 million related to the adoption of IFRS 16 partially offset by $0.1 million related to share-based compensation reserve and other transactions with shareholders.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

($ in thousands)	2020	2019
Unrecognized deductible temporary differences:
Canadian non-capital losses carried forward	$55,552	$1,677
Canadian capital losses carried forward	—	809
U.S. non-capital losses carried forward	7,637	—
California non-capital losses carried forward	25,864	—
U.S. and California amortization of intangible assets	1,763	—
Capital raise expenses	10,375	2,332
Other	6,548	63

Total	$107,739	$4,881

The loss carryforwards will expire if they are not used within certain periods. Management has determined that it is more likely than not that the benefit from these deferred tax assets will not be realized as there may not be sufficient earnings.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

NOTE  25. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 26, 2021, which is the date on which these financial statements were issued.

On January 14, 2021, the Company entered into a definitive agreement with Bluma Wellness Inc. (“Bluma”)(the “Bluma Agreement”), pursuant to which Cresco will acquire all of the issued and outstanding shares of Bluma in an all-share transaction that values Bluma at an equity value of $213 million (the “Bluma Transaction”), or $1.12 per Bluma share. Under the terms of the Bluma Agreement, holders of common shares of Bluma will receive 0.0859 subordinate voting shares of Cresco for each Bluma share. The Bluma Transaction is expected to close during the second quarter of 2021. On March 15, 2021, Cresco agreed to extend $7.5 million to One Plant Florida (“One Plant”), Bluma’s operating subsidiary. The proceeds of the loan will be used for the expansion of One Plant’s operations in Florida and to satisfy tax liabilities relating to the settlement of vested restricted share units.

On January 14, 2021, the Company announced the commencement of a best efforts overnight marketed offering (the “Offering”) of subordinate voting shares (the “Securities”) of the Company. On January 15, 2021, the Company closed the Offering of 9.9 million subordinate voting shares at a price of C$16.00 per share for total gross proceeds of approximately US$125.0 million. The Securities were offered in each of the Provinces of Canada, other than Québec, pursuant to a prospectus supplement dated January 19, 2021 to the Company’s base shelf prospectus dated July 25, 2019 and in the United States on a private placement basis to “qualified institutional buyers.”

On February 16, 2021, the Company closed its acquisition of four Ohio dispensaries previously operated by Verdant Creations, LLC and its affiliates (collectively “Verdant”) pursuant to the agreements previously announced on May 26, 2020. The Company acquired the four dispensaries for cash consideration of US$11.5 million and 127,065 Cresco shares at a price of C$20 per share share for total equity consideration of US$2.0 million. As of the date of issuance of this report, the Company is still in the process of determining the fair value of acquired assets and liabilities and calculation of the associated goodwill.

On February 22, 2021, the Company entered into a share purchase agreement with Spyder Cannabis Inc. and agreed to the terms of a debt assignment agreement with Plant-Based Investment Corp (“PBIC”) (collectively, the “180 Smoke Agreement”), pursuant to which Cresco will sell all of the equity interests of 180 Smoke in a cash transaction that values 180 Smoke at an equity value of $0.000001 on a cash-free basis, and Cresco will sell its outstanding debt receivables with 180 Smoke of approximately C$11.6M to PBIC for C$1.0M cash (collectively, the “180 Smoke Transaction”). The 180 Smoke Transaction is expected to close in the first half of 2021.

On March 18, 2021, the Company entered into a definitive agreement to acquire all of the issued and outstanding equity interests in Cultivate Licensing LLC and BL Real Estate LLC (collectively, “Cultivate”), a vertically integrated Massachusetts operator, for maximum consideration of up to $158.0 million (the “Purchase Price”). A portion of the Purchase Price is payable upon closing of $15.0 million cash consideration and Cresco shares having an equity value equal to $75.0 million. The remaining portion of the Purchase Price will be structured as an earnout of up to $68.0 million in which approximately 12.5% of earnout payments shall be paid in cash and the remaining portion satisfied through issuance of Cresco shares (the “Cultivate Transaction”). The Cultivate Transaction is expected to close in the fourth quarter of 2021.